NEWALTA

Better ways to manage waste

06011528

February 22, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated February 15, 2006 with respect to February Distribution;

2. Press Release dated February 15, 2006 with respect to Bought Deal Equity Financing;

3. Business Acquisition Report dated February 15, 2006; and

4. Preliminary Short Form Prospectus dated February 17, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
General Counsel

TBW:vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces February Distribution

CALGARY, Alberta, Canada, February 15, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 16.5 cents per trust unit for the month of February 2006, payable on March 15, 2006, to all unitholders of record on February 28, 2006. The ex-distribution date is February 24, 2006.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the February 15, 2006 closing price of $28.70 per trust unit, the February distribution represents an annualized cash-on-cash yield of approximately 6.9%.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of non-hazardous industrial solid waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

- 30 -

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces $196 Million Bought Deal Equity Financing

CALGARY, Alberta, Canada, February 15, 2006 – Newalta Income Fund ("Newalta") today announced it has entered into an agreement to sell 7,000,000 Trust Units at $28.00 each to raise gross proceeds of $196 million on a bought deal basis. The underwriting syndicate is led by CIBC World Markets Inc. The offering will be made in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec and is expected to close on March 3, 2006, subject to regulatory approvals. Purchasers of Trust Units under this offering will be entitled to receive the distribution to be paid on April 17, 2006 to unitholders of record on March 31, 2006.

After applying the net proceeds from the offering to repay a portion of outstanding indebtedness, approximately $56 million of debt will be outstanding under the revolving extendible term facilities. The unutilized capacity under the revolving extendible term facilities of $144 million plus the undistributed cash available for growth and distributions will fund the previously announced 2006 capital budget of $118 million.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

This news release contains forward-looking statements relating to expected future expansion initiatives. These statements are based on current views, expectations and assumptions that are subject to risks and uncertainties which are difficult to predict, including risks and uncertainties relating to the uncertainty of expected operating results, industry conditions, availability of financing alternatives, and debt service and future capital needs. Actual expansion initiatives might differ materially from those suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

\- 30 -

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 206-2684
www.newalta.com

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Newalta Income Fund
1200, 333 – 11th Avenue S.W.
Calgary, Alberta
T2R 1L9

1.2 Executive Officer

Ronald L. Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, is knowledgeable about the significant acquisition and this Business Acquisition Report and may be reached at (403) 206-2684.

ITEM 2 Details of Acquisition

2.1 Nature of Business Acquired

Newalta Industrial Services Inc., a wholly-owned indirect subsidiary of Newalta Income Fund, acquired the shares of PSC Industrial Services Canada Ltd. ("PSC Canada"). Headquartered in Hamilton, Ontario, PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie.

The acquisition is an entry vehicle for Newalta into the Ontario market and is an important milestone for its growth strategy. PSC Canada is an established business and is led by an autonomous and experienced management team. The business is based on a network of high-quality assets, unique operating permits and long-term customer relationships. This opportunity also represents a strong fit with Newalta in that its management team possesses strong core competencies in PSC Canada's operating environment.

PSC Canada's 530 employees operate an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies. The business operates with four major service offerings: Waste Management; Transportation and On-site Services; Emergency Response Services; and Industrial Cleaning, each of which is described in further detail below.

(a) Waste Management

(i) Industrial Waste Landfill

The Taro Landfill, located in Hamilton, is permitted to receive solid, non-hazardous industrial wastes. This state-of-the-art landfill is one of seven industrial landfills in southern Ontario. The landfill handles approximately 500,000 tonnes of waste per year and has 18 years of remaining life at the current fill rate.

(ii) Solids Pre-treatment Facilities

Two facilities in Hamilton focus on the consolidation, pre-treatment and subsequent transfer of solid, non-hazardous industrial waste to the Taro Landfill.

(iii) Service Centres

The Ontario waste transfer and processing facilities are located in Barrie, Toronto, Windsor, Brantford and Fort Erie. These service centres are permitted by the Ontario Ministry of Environment to provide hazardous and non-hazardous waste management services. Their primary function is collecting, consolidating and processing industrial wastes from customers in Ontario as well as bordering provinces and states. A waste transfer and processing facility is also located in Delta, British Columbia and services customers in British Columbia and Washington State.

(iv) Customer Site Services

PSC Canada also operates at various customers' sites and manages all their waste management activities. Under these arrangements, the customers' waste streams are effectively outsourced to PSC Canada to take advantage of its experience, comprehensive services and integrated facility network.

(b) Transportation and On-site Services

A comprehensive fleet of specialized service vehicles collects and transports hazardous and non-hazardous industrial wastes to support PSC Canada's facility network. The fleet includes vacuum, lugger and straight trucks. Transportation equipment and staff are based from the service centres. The fleet also provides mobile industrial cleaning services, including high and low pressure washing, power vacuuming, and CO^2 (dry ice) blasting at customers' sites.

(c) Emergency Response Services

The Emergency Response network is a 24-hour-a-day, 7-day-a-week emergency service for spills posing a threat to the environment. Services include containment, cleanup and disposal of dangerous or hazardous materials.

(d) Industrial Cleaning

Industrial in-plant maintenance and cleaning services are provided by PSC Canada employees stationed permanently at customers' sites. These services capitalize on customers' needs for outsourcing and satisfy their demand for service provider consolidation.

2.2 Date of Acquisition

January 6, 2006 (effective January 1, 2006).

2.3 Consideration

The purchase price was $110 million plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital. For purposes of the Pro Forma Consolidated Financial

Statements attached hereto, the working capital adjustment was based on the working capital of PSC Canada as at September 30, 2005 and was estimated to be $4.6 million.

The acquisition was financed from a new senior credit facility arranged through a syndicate of four Canadian chartered banks that consists of a $200 million extendible, revolving term facility and a $70 million non-revolving term facility due July 5, 2006.

2.4 Effect on Financial Position

Immediately following the acquisition, Newalta Industrial Services Inc. and PSC Canada amalgamated. The business operations located in Delta, British Columbia were assigned to Newalta Corporation and are conducted within the Industrial Division of Newalta Corporation while the balance of the operations are conducted by Newalta Industrial Services Inc. and comprise the Central Division of Newalta.

2.5 Prior Valuations

No valuation opinion has been required by applicable securities legislation or stock exchange rules in respect of PSC Canada within the last 12 months.

2.6 Parties to Transaction

No informed person, associate or affiliate of Newalta was a party to the transaction.

2.7 Date of Report

February 15, 2006

ITEM 3 Financial Statements

The following financial statements are attached and included as part of this Business Acquisition Report:

(i) Schedule A - Unaudited pro forma consolidated balance sheet of Newalta Income Fund as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, together with the Compilation Report of Deloitte & Touche LLP dated February 13, 2006; and

(ii) Schedule B - Audited consolidated financial statements of PSC Industrial Services Canada Inc. for the year ended December 31, 2004, together with the Auditors' Report of Grant Thornton LLP dated January 20, 2006, unaudited consolidated financial statements of PSC Industrial Services Canada Inc. for the year ended December 31, 2003 and unaudited consolidated financial statements of PSC Industrial Services Canada Inc. for the nine month periods ended September 30, 2005 and 2004.

SCHEDULE A

Compilation Report on Pro Forma Financial Statements

To the Trustees of Newalta Income Fund:

We have read the accompanying unaudited pro forma consolidated balance sheet of Newalta Income Fund ("Newalta") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months period ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the column captioned "Newalta" to the unaudited consolidated financial statements of Newalta as at September 30, 2005 and for the nine months then ended and the audited consolidated financial statements of Newalta for the year ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the column captioned "PSC Canada" to the unaudited consolidated financial statements of PSC Industrial Services Canada Inc. ("PSC Canada") as at September 30, 2005 and for the nine months then ended and the audited consolidated financial statements of PSC Canada for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Made enquires of certain officials of Newalta who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments; and

   b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Newalta" and "PSC Canada" as at September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004, and found the amounts in the columns captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
February 13, 2006

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Newalta Income Fund
Unaudited Pro Forma Consolidated Balance Sheet
As at September 30, 2005

($000s)	Newalta	PSC Canada	Pro Forma Adjustments (Note 3)		Pro Forma
ASSETS					
Current assets					
Cash	-	10,863	(10,863)	(b)	-
Accounts receivable	50,994	16,361	(248)	(b)	67,107
Inventories	9,153	-			9,153
Prepaid expenses	3,864	140			4,004
Other current assets	-	522	(17)	(b)	505
Due from related parties	-	26,085	(26,085)	(b)	-
Future income tax	3,600	-			3,600
	67,611	53,971	(37,213)		84,369
Capital assets	278,234	27,196	79,571	(b)	385,001
Intangibles	4,311	6,431	(3,972)	(b)	6,770
Future income taxes	-	9,808	(9,808)	(b)	-
Long-term assets	-	1,744	(10)	(b)	1,734
Goodwill	13,212	-	26,799	(b)	40,011
Funds held by trustee	-	410	(410)	(b)	-
Deferred costs	550	-	(550)	(b)	-
	363,918	99,560	54,407		517,885
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	33,249	5,583	8,821 (63)	(b) (b)	47,590
Income taxes payable	-	2,767			2,767
Due to companies under common control	-	15,290	(15,290)	(b)	-
Current portion of due to parent	-	53,018	(53,018)	(b)	-
Distributions payable	4,163	-			4,163
	37,412	76,658	(59,550)		54,520
Long-term debt	60,624	-	110,000	(a)	170,624
Future income taxes	45,947	-	11,400	(b)	57,347
Asset retirement obligation	5,511	15,459			20,970
	149,494	92,117	61,850		303,461
UNITHOLDERS' EQUITY					
Unitholders' capital	161,916	26,510	(26,510)	(b)	161,916
Contributed surplus	975	51,147	(51,147)	(b)	975
Accumulated earnings (deficit)	150,000	(70,214)	70,214	(b)	150,000
Accumulated cash distributions	(98,467)	-			(98,467)
	214,424	7,443	(7,443)		214,424
	363,918	99,560	54,407		517,885

See accompanying Notes to the Pro Forma Consolidated Financial Statements

Newalta Income Fund
Unaudited Pro Forma Consolidated Statement of Operations
For the nine month period ended September 30, 2005

($000s)	Newalta	PSC Canada	Pro Forma Adjustments (Note 3)		Pro Forma
Revenue	161,423	59,462	(1,339)	(e)	219,546
Expenses					
Operating	91,046	40,679	(846)	(e)	132,133
			1,389	(f)	
			(135)	(g)	
Selling, general and administrative	16,889	4,395	(14)	(e)	19,761
			(1,509)	(f)	
Depreciation and accretion	13,745	4,607	(15)	(e)	19,715
			1,378	(j)	
Management fees	-	2,235	(2,235)	(c)	-
Interest	2,160	3,600	(3,592)	(c)	7,531
			5,363	(h)	
Foreign exchange loss	-	1,208	(947)	(d)	261
Gain on disposal of capital assets	-	(1,781)	1,781	(i)	-
Other income	-	(55)			(55)
Operating income	37,583	4,574	(1,957)		40,200
Provisions for income taxes					
Current	450	2,178	(426)	(k)	2,322
			120	(f)	
Future	4,600	(838)	(153)	(k)	3,609
	5,050	1,340	(459)		5,931
Net earnings	32,533	3,234	(1,498)		34,269
Earnings per unit	$1.18				$1.24
Diluted earnings per unit	$1.16				$1.22
Weighted average number of units outstanding:					
Basic	27,544				27,544
Diluted	28,012				28,012

See accompanying Notes to the Pro Forma Consolidated Financial Statements

Newalta Income Fund
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004

($000s)	Newalta	PSC Canada	Pro Forma Adjustments (Note 4)		Pro Forma
Revenue	178,668	78,131	(1,683)	(c)	255,116
Expenses					
Operating	104,639	55,425	(1,053)	(c)	160,893
			(580)	(g)	
			2,462	(f)	
Selling, general and administrative	18,739	7,124	136	(c)	23,378
			(2,621)	(f)	
Depreciation and accretion	15,116	6,408	1,396	(i)	22,920
Management fees		2,979	(2,979)	(a)	-
Interest	1,430	7,132	(7,148)	(a)	8,014
			6,600	(h)	
Foreign exchange loss	-	898	(691)	(e)	207
Gain on disposal of capital assets	-	(151)			(151)
Other income	-	(1,205)	1,155	(b)	(50)
Operating income	38,744	(479)	1,640		39,905
Provisions for income taxes					
Current	703	205	159	(f)	1,843
			776	(j)	
Future	1,836	(11)	(250)	(j)	1,575
	2,539	194	685		3,418
Income (loss) from continuing operations	36,205	(673)	955		36,487
Discontinued operations, net of taxes		2,062	(2,062)	(d)	-
Net earnings	36,205	1,389	(1,107)		36,487
Earnings per unit	$1.33				$1.34
Diluted earnings per unit	$1.31				$1.32
Weighted average number of units outstanding:					
Basic	27,134				27,134
Diluted	27,636				27,636

See accompanying Notes to the Pro Forma Consolidated Financial Statements

NEWALTA INCOME FUND
Notes to the Pro Forma Consolidated Financial Statements
As at and for the Nine Month Period Ended September 30, 2005 and For the Year Ended December 31, 2004
($000s except per unit data) (unaudited)

1) Basis of Presentation

The unaudited Pro Forma Consolidated Balance Sheet of Newalta Income Fund ("the Fund") as at September 30, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 have been prepared by management after giving effect to the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada"). The Pro Forma Consolidated Financial Statements have been compiled from:

a. audited consolidated financial statements of the Fund for the year ended December 31, 2004;

b. unaudited interim consolidated financial statements of the Fund for the nine months ended September 30, 2005;

c. audited consolidated financial statements of PSC Canada for the year ended December 31, 2004;

d. unaudited interim consolidated financial statements of PSC Canada for the nine months ended September 30, 2005; and

e. the additional information described in the "Pro Forma Assumptions and Adjustments (September 30, 2005)" and "Pro Forma Assumptions and Adjustments (December 31, 2004)" below.

The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the Fund's historical financial statements and accompanying notes for its fiscal year ended December 31, 2004 and the nine month period ended September 30, 2005 and PSC Canada's historical financial statements and accompanying notes for the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005.

The financial statements of the Fund and PSC Canada used in the preparation of these Pro Forma Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. The Fund has reviewed the accounting policies of PSC Canada and believes they are materially consistent with the Fund's accounting policies. No adjustments have been made to the Pro Forma Consolidated Financial Statements to conform accounting policies.

The unaudited Pro Forma Consolidated Balance Sheet as at September 30, 2005 gives effect to the acquisition of PSC Canada and the funding of the acquisition with debt as if they had occurred on September 30, 2005. The unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 give effect to the acquisition of PSC Canada and the funding of the acquisition with debt as if they had occurred on January 1, 2004.

The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the periods or date indicated, nor is it indicative of future results that may occur.

Certain elements of PSC Canada's consolidated financial statements have been reclassified to provide a consistent classification format.

There were no inter-company balances or transactions between the Fund and PSC Canada.

2) Business Acquisition

On January 6, 2006, the Fund acquired, through a wholly-owned subsidiary, all of the outstanding shares of PSC Canada. The purchase price was $110 million plus acquisition costs of approximately $4.8 million.

($000s except per unit data) (unaudited)

In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital. For purposes of these Pro Forma Consolidated Financial Statements, the working capital adjustment was based on the working capital of PSC Canada as at September 30, 2005 and was estimated to be $4.6 million. The acquisition has been financed from a new senior credit facility arranged through a syndicate of four Canadian chartered banks that consists of a $200 million extendible, revolving term facility and a $70 million non-revolving term facility which is due July 5, 2006.

This business combination will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date.

The preliminary allocation of the purchase price as if it had occurred on September 30, 2005 is summarized in the table below:

	($ Millions)
Purchase Price	$110.0
Acquisition costs	4.8
Working capital adjustment	4.6
	$119.4

Details of PSC Canada's net assets acquired at September 30, 2005 adjusted to reflect the preliminary allocation of the purchase price to the assets and liabilities acquired are as follows:

	Purchase price allocation ($ Thousands)
Assets	
Current assets	16,758
Capital assets	106,767
Intangibles	2,459
Long term assets	1,734
Goodwill	26,799
Liabilities	
Current liabilities	(8,287)
Future income taxes	(11,400)
Asset retirement obligations	(15,459)
	119,371

The purchase price is subject to change based on the finalization of the purchase price adjustments and completion of management's assessment of the fair values of the assets and liabilities acquired.

3) Pro Forma Assumptions and Adjustments (September 30, 2005)

The Pro Forma Consolidated Balance Sheet gives effect to the following transactions and adjustments as if they occurred on September 30, 2005:

a. Issuance of $110 million of debt under the new credit facilities.

b. Acquisition of PSC Canada for $119.4 million including acquisition costs (see Note 2 above).

($000s except per unit data) (unaudited)

The Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2005 gives effect to the transaction and adjustments referred to above effective January 1, 2004 as well as the following:

c. Elimination of management fees of $2,235 and interest of $3,592 charged on intercompany debt eliminated upon acquisition.

d. Elimination of the foreign exchange loss of $947 related to foreign currency translation of intercompany debt between PSC Canada and its former parent company.

e. Elimination of the operating results of operations which were sold to a third party after September 30, 2005 and not included as part of the acquisition of PSC Canada.

f. Certain selling, general and administrative expenses and operating expenses have been reclassified to be consistent with the financial statement presentation of the Fund.

g. Elimination of excess insurance premium of $135 charged from its former parent to PSC Canada.

h. Interest expense has been increased by $5,363 to reflect the impact of the $110 million long-term credit facility assuming an average interest rate of 6.5%.

i. Elimination of the gain on sale of $1,781 in relation to a sale of land.

j. Depreciation expense has been increased by $1,378 to reflect the amortization of the fair value increment related to capital assets and intangibles.

k. Current income taxes and future income taxes have been reduced by $426 and $153, respectively to reflect the impact of the above pro forma adjustments at an effective rate of 35.5%.

4) Pro Forma Assumptions and Adjustments (December 31, 2004)

The Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004 gives effect to the transaction and adjustments referred to above effective January 1, 2004 as well as the following:

a. Elimination of management fees of $2,979 and interest of $7,148 charged on intercompany debt eliminated upon acquisition.

b. Other income of $1,155 has been eliminated related to an insurance recovery and other non-continuing costs.

c. Elimination of the operating results of operations which were sold to a third party subsequent to September 30, 2005 and not included as part of the acquisition of PSC Canada.

d. Discontinued operations of $2,062 were eliminated as they were related to operations sold prior to the acquisition of PSC Canada.

e. Foreign exchange loss of $691 related to foreign currency translation of intercompany debt between PSC Canada and its former parent company.

f. Certain selling, general and administrative expenses and operating expenses have been reclassified to be consistent with the financial statement presentation of the Fund.

g. Elimination of excess insurance premium of $580 charged from its former parent to PSC Canada.

h. Interest expense has been increased by $6,600 to reflect the impact of the $110 million long-term credit facility assuming an average interest rate of 6.0%.

i. Depreciation expense has been increased by $1,396 to reflect the amortization of the fair value increment related to capital assets and intangibles.

j. Current income taxes have been increased by $776 and future income taxes have been reduced by $250 to reflect the impact of the above pro forma adjustments at an effective rate of 35.5%.

SCHEDULE B

File No. 82-34834

PSC INDUSTRIAL SERVICES CANADA INC.

Consolidated Financial Statements

December 31, 2004

PSC INDUSTRIAL SERVICES CANADA INC.

Consolidated Financial Statements

December 31, 2004

Table of Contents

Grant Thornton

Accountants and Business Advisors

Auditors' Report

To the Shareholder of
PSC Industrial Services Canada Inc.

We have audited the consolidated balance sheet of PSC Industrial Services Canada Inc. as at December 31, 2004 and the consolidated statements of operations, shareholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because we were appointed auditors of the Company after the year-end, we were not able to observe the counting of physical inventories at the beginning of the year nor satisfy ourselves concerning those inventory quantities by alternative means. Since opening inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to income from discontinued operations net of taxes, net income for the year, opening retained earnings (deficit) and cash generated from operating activities might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening inventory quantities, as described in the preceding paragraph, the consolidated statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the consolidated balance sheet presents fairly, in all material respects the financial position of the Company as at December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

New York, New York
January 20, 2006

666 Third Avenue
New York, NY 10017-4057
T 212.599.0100
F 212.370.4520
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PSC INDUSTRIAL SERVICES CANADA INC.

CONSOLIDATED BALANCE SHEETS
December 31
(Expressed in Canadian dollars)

	2004	Unaudited 2003
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**5,565,219**	10,370,756
Accounts receivable, net of allowance for doubtful accounts of $1,062,507 (2003 - $4,106,135)	**13,331,327**	21,449,224
Inventory	**-**	7,009,142
Prepaid expenses	**292,867**	322,105
Other current assets (Note 5)	**675,261**	2,939,586
Due from parent company (Note 18)	**22,088,137**	359,396
Total current assets	**41,952,811**	42,450,209
Property, plant and equipment, net (Note 6)	**28,157,164**	26,826,645
Intangible asset (Note 7)	**6,860,350**	7,413,785
Future income taxes (Note 8)	**8,970,630**	9,282,584
Long term assets (Note 9)	**1,803,593**	1,490,339
Funds held by Trustee (Note 10)	**409,500**	2,609,307
Other assets (Note 11)	**-**	6,667,029
Total assets	**88,154,048**	96,739,898
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable	**3,475,489**	4,917,976
Accrued liabilities	**2,569,304**	4,916,735
Income taxes payable	**1,651,409**	12,310
Due to companies under common control	**7,489,097**	-
Current portion of due to parent	**14,602,000**	12,067,000
Total current liabilities	**29,787,299**	21,914,021
Due to parent (Note 18)	**38,416,390**	53,018,390
Other liabilities (Note 13)	**15,741,807**	15,189,686
Total liabilities	**83,945,496**	90,122,097
Shareholder's equity	**4,208,552**	6,617,801
Total liabilities and shareholder's equity	**88,154,048**	96,739,898

Commitments (Note 14)
Contingencies (Note 15)
Guarantees (Note 19)
Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

(Signed) Alan P. Cadotte
Director

(Signed) Ronald L. Sifton
Director

PSC INDUSTRIAL SERVICES CANADA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31
(Expressed in Canadian dollars)

	2004	Unaudited 2003
	$	$
Revenue	78,131,475	94,829,090
Operating expenses	55,425,003	69,991,278
Selling, general and administrative costs	7,124,227	14,198,772
Depreciation of property, plant and equipment	5,855,246	9,753,637
Amortization of intangible assets	553,435	636,367
Management fees	2,979,403	2,687,687
	71,937,314	97,267,741
Income (loss) before the following:	6,194,161	(2,438,651)
Interest income	(192,810)	-
Interest expense, long-term debt	5,760,044	4,010,682
Interest expense, other	177,309	868,073
Finance fee	1,388,043	-
Other expenses (income) (Note 17)	(1,205,449)	1,143,082
Foreign exchange loss	897,535	383,916
Reorganization loss, net (Note 2)	-	74,497,401
(Loss) gain on disposal of property, plant and equipment	(151,241)	544,067
Loss from continuing operations before income taxes	(479,270)	(83,885,872)
Income tax expense (recovery) (Note 8)		
Current	204,654	12,311
Future	(11,341)	(339,013)
	193,313	(326,702)
Loss from continuing operations	(672,583)	(83,559,170)
Income from discontinued operations, net of taxes (Note 4)	2,062,304	832,859
Net income (loss)	1,389,721	(82,726,311)

The accompanying notes are an integral part of these consolidated financial statements.

PSC INDUSTRIAL SERVICES CANADA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31
(Expressed in Canadian dollars)

	2004			
	Common Stock (Note 16)	**Contributed Surplus**	**Deficit**	**Total**
	$	**$**	**$**	**$**
Balance, December 31, 2003 (Unaudited)	**32,542,707**	**48,912,621**	**(74,837,527)**	**6,617,801**
Adjustment on transfer of operation to related party (Note 4)	-	**2,234,030**	-	**2,234,030**
Reduction of paid-up capital	**(6,033,000)**	-	-	**(6,033,000)**
Net income	-	-	**1,389,721**	**1,389,721**
Balance, December 31, 2004	**26,509,707**	**51,146,651**	**(73,447,806)**	**4,208,552**

	Unaudited 2003			
	Common Stock (Note 16)	Contributed Surplus	Retained Earnings (Deficit)	Total
	$	$	$	$
Balance, December 31, 2002	20,638,996	-	7,888,784	28,527,780
Reorganization adjustment (Note 2)	(20,638,996)	48,912,621	-	28,273,625
Issue of capital stock	32,542,707	-	-	32,542,707
Net loss	-	-	(82,726,311)	(82,726,311)
Balance, December 31, 2003	32,542,707	48,912,621	(74,837,527)	6,617,801

The accompanying notes are an integral part of these consolidated financial statements.

PSC INDUSTRIAL SERVICES CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31
(Expressed in Canadian dollars)

	2004	Unaudited 2003
	$	$
Net inflow (outflow) of cash related to the following activities		
OPERATING ACTIVITIES		
Net income (loss)	**1,389,721**	(82,726,311)
Items included in income not affecting cash:		
Depreciation and amortization	**6,435,693**	10,453,294
Accretion expense	**465,253**	517,592
Future income taxes	**311,955**	(339,013)
Environmental liability	**(1,035,854)**	(5,455,054)
Reorganization	**-**	14,546,148
Gain on sale of property, plant and equipment	**(151,241)**	(274,911)
	7,415,527	(63,278,255)
Changes in non-cash working capital (Note 12)	**5,062,771**	10,643,073
Asset retirement expenditures	**(456,110)**	(458,841)
Cash generated (used) from operating activities	**12,022,188**	(53,094,023)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(6,257,763)**	(9,831,470)
Proceeds from sale of discontinued operations	**12,119,866**	-
Due from parent company	**(21,728,741)**	-
Proceeds from sale of capital assets	**1,096,234**	13,693,363
(Increase) decrease - long-term assets	**(313,254)**	3,975,749
Decrease (increase) - funds held by trustee	**2,199,807**	(2,609,307)
Decrease (increase) - other assets	**6,667,029**	(6,667,029)
Payment to receiver	**-**	(97,628,097)
Net assets acquired	**-**	62,405,046
Cash provided by (used in) investing activities	**(6,216,822)**	(36,661,745)
FINANCING ACTIVITIES		
Repayment of notes due to parent company	**(12,067,000)**	(1,541,149)
Notes due to parent	**-**	65,085,390
Due to companies under common control	**7,489,097**	-
Capital lease payments	**-**	(126,427)
Issue of capital stock (reduction of paid-up capital)	**(6,033,000)**	32,542,707
Cash provided by (used in) financing activities	**(10,610,903)**	95,960,521
Net change in cash for the year	**(4,805,537)**	6,204,753
Cash and cash equivalents, beginning of year	**10,370,756**	4,166,003
Cash and cash equivalents, end of year	**5,565,219**	10,370,756

The accompanying notes are an integral part of these consolidated financial statements.

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

(1) Organization

PSC Industrial Services Canada Inc. (the "Company") is a wholly-owned Canadian subsidiary of Philip Services Corporation, a Delaware, U.S. corporation. The Company is an industrial services and metals services company that provides industrial outsourcing, environmental services and metals services to major industry sectors predominantly throughout Ontario. These services include non-hazardous industrial waste collection and landfill disposal services. The Company was incorporated on December 1, 2003 under the laws of the Province of New Brunswick.

(2) Reorganization and Continuity of Interest

In June 2003, Philip Services Corporation (the parent company) filed voluntary relief under chapter 11 of the United States Bankruptcy Code. It emerged as part of an accepted plan of reorganization as of December 31, 2003.

On September 19, 2003, as a result of the plan of arrangement of the parent company, the Canadian subsidiary named Philip Services Inc. ("PSI") initiated proceedings under the Companies Creditors Arrangement Act (CCAA).

In Canada, the reorganization plan contemplated the purchase of substantially all the assets and some of the liabilities of PSI, by a newly formed wholly-owned subsidiary of Philip Services Corporation, PSC Industrial Services Canada Inc.

In December 2003, Philip Services Corporation invested $97,628,097 in PSC Industrial Services Canada Inc. in the form of interest bearing notes totaling $65,085,390 and capital stock totaling $32,542,707.

On December 31, 2003, PSC Industrial Services Canada Inc. acquired, from the court appointed receiver, substantially all of the operating assets of PSI and certain liabilities for a cash consideration of $97,628,097. The above transaction was considered a related party transaction and accounted for at carrying value. The excess purchase price of $97,628,097 over the carrying value of the net assets acquired of $71,843,145 totaling $25,784,952 was recorded as a charge to contributed surplus.

The above related party transaction was accounted for on a continuity of interest basis in accordance to EIC-89 "*Exchanges of Ownership Interests Between Enterprises Under Common Control - Wholly and Partially-Owned Subsidiaries*". Accordingly for comparative purposes, these consolidated financial statements reflect the results of operations of PSC Industrial Services Canada Inc and Philip Services Inc. on a combined basis.

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

As a result of the Plan of Arrangement, the following transactions were recorded in 2003 to the following items:

	(Debit) Credit $
Contributed surplus	
Shares cancelled upon reorganization	20,638,996
Forgiveness of parent company notes	54,058,577
Excess of purchase price over net assets acquired (see above)	(25,784,952)
	48,912,621
Capital stock	
Shares cancelled upon reorganization	(20,638,996)
Reorganization loss (statement of operations)	
Write-off of inter company receivables	25,522,905
Forgiveness of debt	(10,976,757)
Payment of parent company debt to the trustee as a result of the cross guarantee	59,951,253
	74,497,401

(3) Significant Accounting Policies

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and reflect the following significant accounting policies.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

As a result of reorganization, as explained in note 2, the unaudited comparative figures on the consolidated statement of operations include PSC Industrial Services Canada Inc. and Philip Services Inc.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carry forwards and other future tax assets, useful lives of depreciable assets, and estimated fair value of asset retirement obligations and environmental liability.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and term deposits in money market instruments with original maturity dates of less than three months from the date they are acquired.

Accounts Receivable, net

The Company's receivables are recorded when billed or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical trends, type of customer, the age of the outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Past-due receivables balances are written-off against the allowance when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Inventory

Inventory is recorded at the lower of average purchased cost or market and is primarily comprised of processed scrap metal held for resale.

Property, Plant and Equipment

Additions to property, plant and equipment are recorded at cost.

Buildings and equipment are depreciated over their estimated useful lives generally on the following basis: buildings 20 to 40 years straight-line; equipment 3 to 20 years straight-line.

Landfill site and improvements thereto are recorded at cost and include original acquisition cost, incurred landfill construction, development costs and capitalized closure and post-closure costs. The landfill site is amortized on a per unit basis as landfill airspace is

consumed. Management periodically updates landfill capacity estimates based on survey information provided by independent engineers. The impact on annual amortization expense of changes in estimated capacity and construction costs are accounted for prospectively and amortized over the life of the landfill site based on the estimated landfill capacity utilized during the year. Operating costs associated with the landfill site are charged to operations as incurred.

Assets under development include the direct cost of land, buildings and equipment acquired for future use together with engineering, legal and other costs incurred before the assets are brought into operation.

The Company includes as part of the cost of its property, plant and equipment, all financing costs incurred prior to the asset becoming available for operation. No significant amounts of interest were capitalized during the periods presented.

Intangible Assets

Landfill license and permits are recorded at cost and amortized on the same basis as the landfill site.

Impairment of Long Lived Assets

The Company reviews long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from operating activities involving the asset to the carrying value of the asset. The amount of any resulting impairment will be calculated as the amount by which the carrying amount of the asset exceeds its fair value. Fair value will be determined using the present value of the future cash flows. Long-lived assets to be disposed of are valued at the lower of carrying amount or net realizable value. As at December 31, 2004, there were no indications of impairment of long-lived assets.

Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its estimated useful life and records the accretion of the liability as a charge to operating expense.

Environmental Liability

Certain of the Company's facilities are environmentally impaired in part as a result of operating practices at the sites prior to their acquisition by the Company and as a result of Company operations. The Company has established procedures to periodically review and evaluate these sites which might require remediation and determine its estimated costs for the likely remedy, giving consideration to the nature and extent of the contamination.

The Company accrues for the remediation costs based upon management's judgment and prior experience. The increase in the accrual is charged to operations and any payments incurred during the year reduce the accrual.

Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate in effect during the year. Gains and losses are included in earnings for the year

Revenue Recognition

Revenue from industrial waste processing, disposal and by-products recovery is recognized along with the related costs of treatment, disposal and transportation at the time the service is performed. Revenue from the direct sale of recovered commodities is recognized at the time of customer acceptance. Revenue from industrial services is recognized as services are performed. Revenue from on-site cleaning is recognized; for short-term projects, as services are performed, and long-term preventative maintenance contracts requiring a customer purchase order, are recognized in accordance with the contract. Revenue from Emergency Response is recognized on a time and material basis including a normal percentage profit.

Provisions for losses are recognized in the period that such a loss is determined.

Employee Future Benefits

The Company has defined contribution pension plans (Plans) that cover full time employees and certain part-time employees after one year of service. All employee and employer contributions are subject to annual contribution limitations established by Canada Revenue Agency. Under the Plans, the Company matches 1%, 2% or 3% of employee contributions. The Plans allow for voluntary contributions that are not matched by the Company. The Plans also cover part time employees who have worked a minimum of 700 hours in the previous two years. All contributions are vested after two years enrollment in the Plans.

Employee future benefits expensed during the year was $405,240 ($464,821 in 2003).

(4) Discontinued Operations

In June 2004, all assets and liabilities of the Company's Cappco Division were sold to a company under common control for proceeds of $18,100,000 plus assumption of liabilities totaling $3,860,258. The effective date of the transaction was June 30, 2004. The Company's Cappco Division brokers secondary pipe and was transferred in a realignment of the operations of Philip Services Corporation.

Results of the operations of this division have been classified as results of discontinued operations.

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

The following table provides additional information with respect to amounts included in the results of discontinued operations:

	2004	Unaudited 2003
	$	$
Revenue	**19,384,340**	31,790,634
Operating expenses	**15,470,303**	28,129,781
Selling, general and administrative costs	**1,407,763**	1,530,988
Depreciation and amortization	**27,012**	63,290
Other income	**(1,200,394)**	
Management fees	**466,244**	767,060
Results of discontinued operations before income taxes	**3,213,412**	1,299,515
Income tax expense		
Current	**827,810**	466,656
Future	**323,298**	
Income from discontinued operations	**2,062,304**	832,859

The carrying amount of the major classifications of assets and liabilities disposed of on June 30, 2004 are as follows:

Cash	$5,980,134 (December 31, 2003 - $2,237)
Accounts receivable:	$4,173,117 (December 31, 2003 - $3,653,967)
Inventories	$7,203,838 (December 31, 2003 - $7,009,142)
Other current assets	$1,325,297 (December 31, 2003 - $2,325,809)
Property, plant and equipment:	$918,629 (December 31, 2003 - $909,786)
Accounts payable and accrued liabilities	$3,036,399 (December 31, 2003 - $352,422)
Other liabilities	$321,177 (December 31, 2003 - $12,249,003)

The gain of $2,234,030 on the sale of the Cappco division was treated as an addition to contributed surplus in accordance with CICA section 3840, Related Party Transactions.

(5) Other Current Assets

	2004	Unaudited 2003
	$	$
Deposit to supplier		2,001,277
Supplies	**120,964**	124,807
Other receivable	**350,000**	782,625
Miscellaneous	**11,074**	30,877
Deposits	**193,223**	-
	675,261	2,939,586

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

(6) Property, Plant and Equipment

	2004			Unaudited 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
	$	$	$	$
Land	8,926,593		8,926,593	9,226,592
Landfill site	24,157,560	(18,041,967)	6,115,593	3,289,568
Buildings	8,112,909	(4,818,745)	3,294,164	4,412,536
Equipment	13,504,596	(8,095,352)	5,409,244	6,046,773
Assets under construction	4,411,570		4,411,570	3,851,176
	59,113,228	(30,956,064)	28,157,164	26,826,645

Total costs and accumulated deprecation as at December 31, 2003 were $52,492,753 and $25,666,108 respectively.

(7) Intangible Asset

	2004			Unaudited 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Landfill license	9,503,585	(2,643,235)	6,860,350	7,413,785

Total costs and accumulated amortization as at December 31, 2003 were $9,503,585 and $2,089,800 respectively.

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

(8) Income Taxes

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2004	Unaudited 2003
	$	$
Future income tax assets:		
Accruals not deductible for tax purposes	**5,694,606**	5,976,238
Fixed asset differences	**814,476**	607,426
Goodwill differences	**2,372,114**	2,588,658
Tax losses carried forward	**89,440**	110,262
	8,970,630	9,282,584

In assessing the reliability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2004	Unaudited 2003
	$	$
Statutory income tax rate	**36.12%**	36.12%
Income (loss) from continuing operations	**(479,270)**	(83,885,872)
Income tax recovery (expense) on income before income taxes	**(173,113)**	(30,299,577)
Add (deduct):		
Manufacturing and processing tax rate reduction	**1,009**	176,160
Expenses not deductible for tax purposes	**(102,394)**	-
Tax effect on sale of Cappco division	**467,811**	-
Other	**-**	127,643
Large corporations tax	**-**	12,311
Non-deductible loss of predecessor	**-**	29,656,761
Income tax expense (recovery)	**193,313**	(326,702)

(Expressed in Canadian dollars)

At the end of December 31, 2003, the Company had non-capital losses of $307,050. These losses were utilized in 2004.

At the end of December 31, 2004, the Company had net capital losses carried forward of $250,000 available to reduce future capital gains. These losses do not expire.

(9) Long term Assets

	2004	Unaudited 2003
	$	$
Deposits	**1,803,593**	990,339
Escrow receivable	**-**	500,000
	1,803,593	1,490,339

Deposits include deposits with various municipal and provincial regulatory bodies. These are non-interest bearing with no specific repayment terms.

(10) Funds held by Trustee

The fund represents monies held in trust by the court appointed-receiver for Philip Services Inc., a company under common control, to provide for unknown liabilities of Philip Services Inc. on its reorganization and emergence from bankruptcy. The amount is non-interest bearing and payable to the Company when the receiver determines the amount is no longer necessary.

(11) Other Assets

Other assets consist of assets held for sale or realization by the court-appointed receiver for Philip Services Inc. The assets were included as part of the total net assets acquired from Philip Services Inc. The assets were sold in 2004, and all proceeds from the disposal, less any fees incurred, were collected by the Company.

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

(12) Statement of Cash Flows

Changes in non-cash working capital items

	2004	Unaudited 2003
	$	$
Accounts receivable	3,944,780	6,063,171
Inventory	(194,696)	3,331,181
Prepaid expenses	29,238	(171,735)
Other current assets	939,028	872,609
Accounts payable	1,028,753	(5,536,766)
Accrued liabilities	(2,323,431)	4,400,540
Income taxes payable	1,639,099	(315,927)
	5,062,771	10,643,073

Supplemental cash flow information

The supplemental cash flow disclosures and non-cash transactions are as follows:

	2004	Unaudited 2003
	$	$
Interest paid	177,309	868,073
Income taxes paid	145,000	208,000

During the year, non-cash additions totaling $1,900,000 to landfill site were as a result of the increase in the Asset Retirement Obligation (see Note 15).

(13) Other Liabilities

	2004	Unaudited 2003
	$	$
Landfill closure and post-closure costs (Note 15 (c))	11,725,358	9,816,206
Environmental liability (Note 15 (b))	4,016,449	5,373,480
	15,741,807	15,189,686

(Expressed in Canadian dollars)

(14) Commitments

Future payments required under operating leases for premises and equipment are as follows:

	$
2005	**1,329,000**
2006	**1,039,000**
2007	**928,000**
2008	**562,000**
2009	**479,000**
Thereafter	**81,000**
Total	**4,418,000**

(15) Contingencies

(a) The Company is not currently a defendant in any material pending legal proceedings, other than routine matters incidental to the business, and no material developments have occurred in any such proceedings. The Company is unable to predict the outcome of the foregoing matters and cannot provide assurance that these or future matters will not have a material adverse effect on the results of operations or financial condition of the Company.

(b) The Company (together with the industries in which it operates) is subject to federal, provincial and municipal environmental laws and regulations concerning discharges to the air, soil, surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials and hazardous substances. The Company and the industries in which it operates are also subject to other federal, provincial and municipal laws and regulations including those that require the Company to remove or mitigate the effects of the disposal or release of certain materials at various sites.

It is impossible to predict precisely what effect these laws and regulations will have on the Company in the future. Compliance with environmental laws and regulations may result in, among other things, capital expenditures, costs and liabilities. Management believes, based on past experience and its best assessment of future events, that these environmental liabilities and costs will be assessed and paid over an extended period of time. The Company believes that it will be able to fund such liabilities and costs in the ordinary course of business.

(Expressed in Canadian dollars)

Certain of the Company's facilities are environmentally impaired in part as a result of operating practices at the sites prior to their acquisition by the Company and as a result of Company operations. The Company has established procedures to routinely review and evaluate these sites which require remediation and determine its estimated costs for the likely remedy, giving consideration to the nature and extent of the contamination.

There can sometimes be a range of reasonable estimates of the costs associated with the likely remedy of a site. In these cases, the Company uses the amount within the range that constitutes the best estimate. The Company has provided for the remediation of these sites based upon management's judgment and prior experience. The Company has estimated the liability to remediate these sites to be $4,016,449 as of December 31, 2004 ($5,373,480 – 2003).

(c) Landfill Closure and Post-Closure Costs

The Company currently owns one operating and one closed non-hazardous industrial solid waste landfill and is responsible for closure and post-closure monitoring and maintenance costs in respect of each site. Closure and post-closure costs arise from the Company's environmental regulatory obligations to ensure that tangible long-lived assets are appropriately remediated, monitored and maintained following their operating lives.

The following tables outline the key assumptions used in the determination of fair value for closure and post-closure costs, the expected timing of landfill closure and post-closure expenditures, and reconcile beginning and ending landfill closure and post-closure costs:

	$
Undiscounted closure and post-closure costs	101,956,000
Credit adjusted risk free rate	5.5%
Expected timing of landfill closure and post-closure expenditures:	
2005	417,000
2006	433,000
2007	388,000
2008	1,572,000
2009	422,000
Thereafter	98,724,000
	101,956,000

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

	2004	Unaudited 2003
	$	$
Landfill closure and post-closure costs, beginning of year	**9,816,215**	9,757,464
Provision for landfill closure and post-closure costs, during the year	**-**	124,000
Revision in estimated cash flows	**1,900,000**	-
Accretion expense, during the year	**465,253**	393,592
Landfill closure and post-closure expenditures, during the year	**(456,110)**	(458,841)
Landfill closure and post closure costs, end of year	**11,725,358**	9,816,215

During 2004, the Company recorded a change in estimate adjustment of $1,900,000 relating to its asset retirement obligations.

Effective November 28, 2005, the Company received approval to fully utilize the entire capacity of the Taro East Landfill. Prior to this date and due to the efficient means under which the site is being operated, the landfill was expected to achieve maximum tonnage at the site before the landfill reached its design final contours. The site was restricted to maximum contours or 10 million tones, whichever was achieved first. With this amendment to the landfill approval, the landfill can now be filled to maximum contour irrespective of the tonnage received at the site.

In specific terms, the site since its inception has achieved an in-place waste density of approximately 1.9 tonnes of waste/cubic metre of air space in the landfill. The site is approved for 6.32 million cubic metres of air space for waste placement. As a result based on current practices, the site will receive an expected 12 million tones of waste.

(d) Financial Assurance

At December 31, 2004, the Company is contingently liable for $9,418,601 in financial assurances in the form of letters of credit with municipal and provincial ministries.

(16) Common Stock

	2004	Unaudited 2003
	$	$
Common shares 32,542,707 (2003 – 32,542,707)	**26,509,707**	32,542,707

PSC INDUSTRIAL SERVICES CANADA INC.

Notes to Consolidated Financial Statements
For the year ended December 31, 2004
(Expressed in Canadian dollars)
(Information related to the year ended December 31, 2003 is unaudited)

Rights and Conditions:

There are an unlimited number of common shares authorized without par value. Shareholders are not entitled to transfer shares of the corporation without either the express sanction of the holders of more than 50% of the issued shares of the corporation, or the express sanction of the majority of the directors of the corporation.

During 2003, the Company issued 32,542,707 shares to Philip Services Corporation for proceeds of $32,542,707. During 2004, the Company reduced the paid-up capital amount by $6,033,000 .

(17) Other Expenses (Income)

	2004	Unaudited 2003
	$	$
Severance accruals	-	2,764,876
Other	**554,329**	(169,710)
Receiver reserve recovery	-	(1,452,084)
Insurance premium recovery	**(1,759,778)**	-
	(1,205,449)	1,143,082

Insurance premium recovery represents the reversal of prior years' expense due to the refund by the parent of premiums paid. The refund was due to a change of decision by the parent to enter into policies with the intended coverage.

(18) Related Party Transactions

The Company entered into the following related party transactions:

(a) The amounts due from (to) related parties are comprised of the following:

	2004	Unaudited 2003
	$	$
Parent company	**22,088,137**	359,396
Companies under common control, non-interest bearing, due on demand	**(7,489,097)**	-

The Due to Parent consists of a note payable for $53,018,390 (2003 - $65,085,390). The note bears interest at 8.75% and is payable December 31, 2005. The payment term was extended beyond December 31, 2005.

(b) The Company has entered into certain transactions and agreements in the normal course of business with Philip Services Corporation as follows:

	2004	Unaudited 2003
	$	$
Finance fees	**1,388,043**	-
Management fees	**2,979,403**	2,687,687
Interest	**5,760,044**	4,010,682
Insurance expense	**1,896,607**	3,145,000
Trade sales and services rendered	**2,617,000**	455,000
Trade purchases and services purchased	**3,750,000**	3,050,000

The Company paid management fees of $466,244 and $767,060 to PSC Metals Inc., a subsidiary of Philip Services Corporation, as of December 31, 2004 and 2003, respectively.

The above related party transactions are recorded at the exchanged amount.

(19) Guarantees (in thousands of U.S. Dollars)

On December 30, 2004, Philip Services Corporation entered into a credit agreement with UBS Securities LLC, as lead arranger, and three other financial institutions, which matures on December 30, 2009. The credit agreement provides for a revolving line of credit subject to a borrowing base formula calculated on eligible accounts receivable and eligible scrap metal inventory, of up to $120,000,000. Borrowings under the credit agreement bear interest at a rate equal to the base rate (which is based on the UBS AG Bank "prime rate") plus 1.00%, 1.25% or 1.50% depending on Philip Services Corporation's total liquidity (greater than $50,000,000, $25,000,000 to $50,000,000 and less than $25,000,000 respectively). Total Liquidity is generally defined per the credit agreement as the sum of the borrowing base availability (determined monthly) and the available cash. The credit agreement will generally be used to issue letters of credit to support financial assurance needs related to its insurance, environmental, bonding and vendor programs. The letters of credit bear an annual fee of 2.0%. As of December 31, 2004, there were no borrowings outstanding ($27,346,000 of borrowing base availability) and outstanding letters of credit of $76,584,000.

As of December 31, 2004, Philip Services Corporation was required to maintain the following financial covenants under the credit agreement: (i) maximum leverage, which is consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to consolidated indebtedness, ratio of 5 to 1; (ii) maximum senior leverage, which is consolidated EBITDA to consolidated indebtedness less all subordinated indebtedness, ratio of 3 to 1; and (iii) minimum fixed charge coverage, which is consolidated EBITDA to the sum of

consolidated interest expense, capital expenditures, cash tax payments and principal payments, ratio of 1.1 to 1. Financial covenants are not tested if total liquidity is $25 million or greater. At December 31, 2004 the Company was in compliance with the covenants under the credit agreement.

At December 31, 2004, the Company was a Borrower under this credit agreement and was liable for all amounts borrowed and letters of credit issued under it.

(20) Subsequent Events

On December 21, 2005 the Company sold its container cleaning division to a company under common control for consideration of $2,774,887. The net book value of the assets sold was approximately $330,000.

On December 9, 2005, the parent company signed a Share Purchase Agreement to sell all of the outstanding shares of PSC Industrial Services Canada Inc. to Newalta Corporation for $110,000,000. The transaction was completed on January 6, 2006 with an effective date of January 1, 2006.

(21) Financial Instruments

Foreign Exchange Risk

The company is exposed to foreign exchange risk due to cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in U.S. dollars. As at December 31, 2004, assets denominated in U.S. dollars consisting of cash and accounts receivable totaled US$365,541 (US$5,175,983 as at December 31, 2003) and accounts payable and accrued liabilities denominated in U.S. dollars totaled US$45,438 (US$545,931 as at December 31, 2003).

The company does not enter into arrangements to hedge its foreign exchange risk.

Fair Value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

- Short-term financial instruments

  The fair value of short-term financial assets and liabilities approximates the carrying amount given that they will mature shortly.

- Long-term assets and funds held by Trustee

At December 31, 2004, the estimated fair value of deposits, and funds held by the Trustee applying an interest rate consistent with market rates approximates, in all material respect, its carrying amount.

- Due to parent and other liabilities

The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of long-term debt approximates, in all material respect, its fair value.

PSC Industrial Services Canada Inc.
Consolidated Financial Statements

For the nine-month period ended September 30, 2005

PSC Industrial Services Canada Inc.

Consolidated Financial Statements

For the nine-month period ended September 30, 2005

TABLE OF CONTENTS

PSC Industrial Services Canada Inc.
Consolidated Balance Sheets
As at
(Expressed in Canadian dollars)

	Unaudited September 30 2005	Audited December 31 2004
	$	$
ASSETS		
Current assets		
Cash	**10,862,827**	5,565,219
Accounts receivable, net of allowance for doubtful accounts of $964,032 (2004 - $1,062,507)	**16,361,185**	13,331,327
Prepaid expenses	**140,162**	292,867
Other current assets	**522,231**	675,261
Due from parent company (Note 9)	**26,084,895**	22,088,137
	53,971,300	41,952,811
Property, plant and equipment, net	**27,195,723**	28,157,164
Intangible assets	**6,431,093**	6,860,350
Future income taxes	**9,808,229**	8,970,630
Long-term assets	**1,743,982**	1,803,593
Funds held by trustee	**409,500**	409,500
	99,559,827	88,154,048
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable	**3,641,318**	3,475,489
Accrued liabilities	**1,941,614**	2,569,304
Income taxes payable	**2,767,341**	1,651,409
Due to companies under common control (Note 9)	**15,289,809**	7,489,097
Current portion of due to parent (Note 9)	**53,018,390**	14,602,000
	76,658,472	29,787,299
Due to parent (Note 9)	**-**	38,416,390
Other liabilities (Note 5)	**15,458,716**	15,741,807
	92,117,188	83,945,496
Shareholder's equity	**7,442,639**	4,208,552
	99,559,827	88,154,048

Commitments (Note 6)
Contingencies (Note 7)
Guarantees (Note 10)
Subsequent events (Note 11)

The accompanying notes are an integral part of the consolidated financial statements.

PSC Industrial Services Canada Inc.
Consolidated Statements of Earnings

For the nine-month period ended September 30
(Expressed in Canadian dollars)
(Unaudited)

	2005	2004
	$	$
Revenue	59,462,002	59,147,220
Operating expenses	40,678,941	43,119,375
Selling, general and administrative costs	4,394,918	4,684,322
Depreciation and amortization	4,606,606	4,749,258
Management fees	2,234,552	2,584,212
	51,915,017	55,137,167
Income before the following:	7,546,985	4,010,053
Interest income	(72,061)	(151,313)
Interest expense, long-term debt	3,592,499	4,553,088
Interest expense, other	80,306	144,804
Finance fee	-	1,041,055
Other (income) expense	(55,010)	1,252,846
Foreign exchange loss	1,208,128	9,199
Gain on disposal of capital assets	(1,780,879)	(136,765)
	2,972,983	6,712,914
Income (loss) from continuing operations before income taxes	4,574,002	(2,702,861)
Income tax expense (recovery)		
Current	2,177,514	(1,133,940)
Future	(837,599)	103,306
	1,339,915	(1,030,634)
Income (loss) from continuing operations	3,234,087	(1,672,227)
Discontinued operations, net of taxes (Note 4)	-	2,062,306
Net income	3,234,087	390,079

The accompanying notes are an integral part of the consolidated financial statements.

PSC Industrial Services Canada Inc.
Consolidated Statements of Shareholder's Equity
For the nine-month period ended September 30
(Expressed in Canadian dollars)
(Unaudited)

	2005			
	Common Stock (Note 8)	Contributed Surplus	Deficit	Total
	$	$	$	$
Balance, December 31, 2004	26,509,707	51,146,651	(73,447,806)	4,208,552
Net income	-	-	3,234,087	3,234,087
Balance, September 30, 2005	26,509,707	51,146,651	(70,213,719)	7,442,639

	2004			
	Common Stock (Note 8)	Contributed Surplus	Deficit	Total
	$	$	$	$
Balance, December 31, 2003	32,542,707	48,912,621	(74,837,527)	6,617,801
Adjustment on transfer of operation to related party (Note 4)	-	2,234,030	-	2,234,030
Reduction in paid-up capital	(6,033,000)	-	-	(6,033,000)
Net income	-	-	390,079	390,079
Balance, September 30, 2004	26,509,707	51,146,651	(74,447,448)	3,208,910

The accompanying notes are an integral part of the consolidated financial statements.

PSC Industrial Services Canada Inc.
Consolidated Statements of Cash Flow

For the nine-month period ended September 30
(Expressed in Canadian dollars)
(Unaudited)

	2005	2004
	$	$
Net inflow (outflow) of cash related to the following activities:		
OPERATING ACTIVITIES		
Net income	**3,234,087**	390,079
Items included in income not affecting cash:		
Depreciation and amortization	**4,606,606**	4,776,270
Accretion expense	**370,427**	349,292
Future income taxes	**(837,599)**	444,344
Environmental liability	**(202,324)**	(905,808)
Gain on sale of property, plant and equipment	**(1,780,879)**	(136,765)
	5,390,318	4,917,412
Changes in non-cash working capital	**(2,070,202)**	133,618
Asset retirement expenditures	**(451,194)**	(347,879)
Cash generated from operating activities	**2,868,922**	4,703,151
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(6,077,922)**	(2,936,259)
Proceeds from sale of discontinued operations	**-**	12,119,866
Due from parent company	**(3,996,758)**	(76,819)
Proceeds from sale of capital assets	**4,643,043**	73,242
Decrease in long-term assets	**59,611**	500,000
Increase in funds held by trustee	**-**	(578,913)
Decrease in other assets	**-**	6,667,029
Cash provided by (used in) investing activities	**(5,372,026)**	15,768,146
FINANCING ACTIVITIES		
Repayment of notes due to parent company	**-**	(10,323,609)
Due to companies under common control	**7,800,712**	-
Reduction in paid-up capital	**-**	(6,033,000)
Cash provided by (used in) financing activities	**7,800,712**	(16,356,609)
Net change in cash for the year	**5,297,608**	4,114,688
Cash and cash equivalents, beginning of period	**5,565,219**	10,370,756
Cash and cash equivalents, end of period	**10,862,827**	14,485,444
Supplemental information		
Interest paid	**80,306**	144,804
Income taxes paid	**1,892,000**	145,000

The accompanying notes are an integral part of the consolidated financial statements.

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)
(Unaudited)

1 - ORGANIZATION

PSC Industrial Services Canada Inc. (the "Company") is a wholly-owned Canadian subsidiary of Philip Services Corporation, a Delaware, U.S. corporation. The Company is an industrial services and metals services company that provides industrial outsourcing, environmental services and metals services to major industry sectors predominantly throughout Ontario. These services include non-hazardous industrial waste collection and landfill disposal services. The Company was incorporated on December 1, 2003 under the laws of the Province of New Brunswick.

2 - REORGANIZATION AND CONTINUITY OF INTEREST

In June 2003, Philip Services Corporation (the parent company) filed voluntary relief under chapter 11 of the United States Bankruptcy Code. It emerged as part of an accepted plan of reorganization as of December 31, 2003.

On September 19, 2003, as a result of the plan of arrangement of the parent company, the Canadian subsidiary named Philip Services Inc. ("PSI") initiated proceedings under the Companies Creditors Arrangement Act (CCAA).

In Canada, the reorganization plan contemplated the purchase of substantially all of the assets, and some of the liabilities of PSI, by a newly formed wholly-owned subsidiary of Philip Services Corporation, PSC Industrial Services Canada Inc.

In December 2003, Philip Services Corporation invested $97,628,097 in PSC Industrial Services Canada Inc. in the form of interest bearing notes totaling $65,085,390 and capital stock totaling $32,542,707.

On December 31, 2003, PSC Industrial Services Canada Inc. acquired, from the court appointed receiver, substantially all of the operating assets of PSI and certain liabilities for cash consideration of $97,628,097. The above transaction was considered a related party transaction and accounted for at carrying value. The excess of the purchase price over the carrying value of the net assets acquired of $71,843,145, totaling $25,784,952, was recorded as a charge to contributed surplus.

The above related party transaction was accounted for on a continuity of interest basis in accordance to EIC-89 "*Exchanges of Ownership Interests Between Enterprises Under Common Control - Wholly and Partially-Owned Subsidiaries*".

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

As a result of the Plan of Arrangement, the following transactions were recorded in 2003 to the following items:

	(Debit) Credit $
Contributed surplus	
Shares canceled upon reorganization	20,638,996
Foregiveness of parent company notes	54,058,577
Excess of purchase price over net assets acquired (see above)	(25,784,952)
	48,912,621
Capital stock	
Shares cancelled upon reorganization	(20,638,996)
Reorganization loss (statement of operations)	
Write-off of inter-company receivables	25,522,905
Foregiveness of debt	(10,976,757)
Payment of parent company debt to the trustee as a result of the cross guarantee	59,951,253
	74,497,401

3 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of PSC Industrial Services Canada Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim financial statements and do not include all the information required for complete financial statements. The unaudited interim consolidated financial statements and accompanying notes should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004. These interim financial statements are also prepared in accordance with the accounting policies described in the Company's consolidated financial statements for the year ended December 31, 2004.

4 - DISCONTINUED OPERATIONS

In June 2004, all assets and liabilities of the Company's Cappco Division were sold to a related company for proceeds of $18,100,000, plus assumption of liabilities totalling $3,860,258. The effective date of the transaction was June 30, 2004. The Company's Cappco Division brokers secondary pipe and was transferred in a realignment of the corporate divisions of Philip Services Corporation.

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Results of the operations of this division have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

	2004
	$
Revenue	19,384,340
Operating expenses	15,470,303
Selling, general and administrative costs	1,407,763
Depreciation and amortization	27,012
Other income	(1,200,394)
Management fees	466,244
Results of discontinued operations before income taxes	3,213,412
Income tax expense (recovery)	
Current	(827,810)
Future	(323,296)
Income from discontinued operations	2,062,306

The gain of $2,234,030 on the sale of the Cappco division was treated as an addition to contributed surplus in accordance with CICA section 3840, Related Party Transaction.

The carrying amount of the major classifications of assets and liabilities disposed of on June 30, 2004 are as follows:

	$
Cash	5,980,134
Accounts receivable:	4,173,117
Inventories	7,203,838
Other current assets	1,325,297
Property, plant and equipment:	918,629
Accounts payable and accrued liabilities	3,036,399
Other liabilities	321,177

5 - OTHER LIABILITIES

	Unaudited September 30 2005	Audited December 31 2004
	$	$
Landfill closure and post-closure costs	11,644,591	11,725,358
Environmental liability	3,814,125	4,016,449
	15,458,716	15,741,807

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

6 - COMMITMENTS

Future payments required under operating leases for premises and equipment are as follows:

	Unaudited September 30 2005
	$
2006	954,000
2007	679,000
2008	446,000
2009	240,000
2010	84,000
Thereafter	82,000

7 - CONTINGENCIES

a) The Company is not currently a defendant in any material pending legal proceedings, other than routine matters incidental to the business, and no material developments have occurred in any such proceedings. The Company is unable to predict the outcome of the foregoing matters and cannot provide assurance that these or future matters will not have a material adverse effect on the results of operations or financial condition of the Company.

b) The Company (together with the industries in which it operates) is subject to federal, provincial and municipal environmental laws and regulations concerning discharges to the air, soil, surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials and hazardous substances. The Company and the industries in which it operates are also subject to other federal, provincial and municipal laws and regulations including those that require the Company to remove or mitigate the effects of the disposal or release of certain materials at various sites.

   It is impossible to predict precisely what effect these laws and regulations will have on the Company in the future. Compliance with environmental laws and regulations may result in, among other things, capital expenditures, costs and liabilities. Management believes, based on past experience and its best assessment of future events, that these environmental liabilities and costs will be assessed and paid over an extended period of time. The Company believes that it will be able to fund such liabilities and costs in the ordinary course of business.

   Certain of the Company's facilities are environmentally impaired in part as a result of operating practices at the sites prior to their acquisition by the Company and as a result of Company operations. The Company has established procedures to routinely review and evaluate these sites which might require remediation and determine its estimated costs for the likely remedy, giving consideration to the nature and extent of the contamination.

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

There can sometimes be a range of reasonable estimates of the costs associated with the likely remedy of a site. In these cases, the Company uses the amount within the range that constitutes the best estimate. The Company has provided for the remediation of these sites based upon management's judgment and prior experience. The Company has estimated the liability to remediate these sites to be $3,814,125 as of September 30, 2005.

c) Landfill Closure and Post-Closure Costs

The Company currently owns one operating and one closed non-hazardous industrial solid waste landfill and is responsible for closure and post-closure monitoring and maintenance costs in respect of each site. Closure and post-closure costs arise from the Company's environmental regulatory obligations to ensure that tangible long-lived assets are appropriately remediated, monitored and maintained following their operating lives.

The following tables outline the key assumptions used in the determination of fair value for closure and post-closure costs, the expected timing of landfill closure and post-closure expenditures, and reconcile beginning and ending landfill closure and post-closure costs:

	Unaudited September 30 2005
	$
Undiscounted closure and post-closure costs	101,639,000
Credit adjusted risk free rate	5.5%
Expected timing of landfill closure and post-closure expenditures:	
2005 (three months)	100,000
2006	433,000
2007	388,000
2008	1,572,000
2009	422,000
2010	444,000
Thereafter	98,280,000
	101,639,000

	Nine months ended	
	2005	2004
	$	$
Landfill closure and post-closure, beginning of year	11,725,358	9,816,206
Accretion, expense	370,427	349,292
Landfill closure and post-closure, expenditures	(451,194)	(347,879)
Landfill closure and post-closure, end of period	11,644,591	9,817,619

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

Effective November 28, 2005, the Company received approval to fully utilize the entire capacity of the Taro East Landfill. Prior to this date and due to the efficient means under which the site is being operated, the landfill was expected to achieve maximum tonnage at the site before the landfill reached its design final contours. The site was restricted to maximum contours or 10 million tones, whichever was achieved first. With this amendment to the landfill approval, the landfill can now be filled to maximum contour irrespective of the tonnage received at the site.

In specific terms, the site since its inception has achieved an in-place waste density of approximately 1.9 tonnes of waste/cubic metre of air space in the landfill. The site is approved for 6.32 million cubic metres of air space for waste placement. As a result based on current practices, the site will receive an expected 12 million tones of waste.

d) Financial Assurance

As at September 30, 2005, the Company is contingently liable for $9,707,735 in financial assurances in the form of letters of credit with municipal and provincial ministries.

8 - COMMON STOCK

	Unaudited September 30 2005 $	Audited December 31 2004 $
Common shares		
32,542,707 (2004 - 32,542,707)	26,509,707	26,509,707

Rights and Conditions:

There are an unlimited number of common shares authorized without par value. Shareholders are not entitled to transfer shares of the corporation without either the express sanction of the holders of more than 50% of the issued shares of the corporation, or the express sanction of the majority of the directors of the corporation.

During the nine-month period ended September 30, 2004, the Company reduced the paid-up capital amount by $6,033,000.

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

9 - RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

a) The amounts due from (to) related parties are comprised of the following. These amounts are non -interest bearing and have no set terms of repayment.

	Unaudited September 30 2005 $	Audited December 31 2004 $
Parent company	26,084,895	22,088,137
Companies under common control	(15,289,809)	(7,489,097)

The Due to Parent consists of a note payable for $53,018,390 (December 31, 2004 - $53,018,390). The note bears interest at 8.75% and is payable December 31, 2005. The payment term was extended beyond December 31, 2005.

b) The Company has entered into certain transactions and agreements, recorded at exchange amounts, in the normal course of business with Philip Services Corporation as follows:

	Nine months ended	
	2005 $	2004 $
Management fees	2,234,552	2,584,212
Interest	3,592,499	4,553,088
Finance fees	-	1,041,055
Insurance expense	1,121,000	1,330,804
Trade sales and services rendered	943,074	1,453,351
Trade purchases and services purchased	877,066	2,451,478

PSC Industrial Services Canada Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

10 - GUARANTEES (IN U.S. DOLLARS)

On December 30, 2004, Philip Services Corporation entered into a credit agreement with UBS Securities LLC, as lead arranger, and three other financial institutions, which matures on December 30, 2009. The credit agreement provides for a revolving line of credit subject to a borrowing base formula calculated on eligible accounts receivable and eligible scrap metal inventory, of up to $120,000,000. Borrowings under the credit agreement bear interest at a rate equal to the base rate (which is based on the UBS AG Bank "prime rate") plus 1.00%, 1.25% or 1.50% depending on Philip Services Corporation's total liquidity (greater than $50,000,000, $25,000,000 to $50,000,000 and less than $25,000,000 respectively). Total Liquidity is generally defined per the credit agreement as the sum of the borrowing base availability (determined monthly) and the available cash. The credit agreement will generally be used to issue letters of credit to support financial assurance needs related to its insurance, environmental, bonding and vendor programs. The letters of credit bear an annual fee of 2.0%. As of September 30, 2005, there were no borrowings outstanding ($37,387,000 of borrowing base availability) and outstanding letters of credit of $79,214,000.

As of September 30, 2005, Philip Services Corporation was required to maintain the following financial covenants under the credit agreement: (i) maximum leverage, which is consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to consolidated indebtedness, ratio of 5 to 1, (ii) maximum senior leverage, which is consolidated EBITDA to consolidated indebtedness less all subordinated indebtedness, ratio of 3 to 1, and (iii) minimum fixed charge coverage, which is consolidated EBITDA to the sum of consolidated interest expense, capital expenditures, cash tax payments and principal payments, ratio of 1.1 to 1. Financial covenants are not tested if total liquidity is $25 million or greater. At September 30, 2005 the Company was in compliance with the covenants under the credit agreement.

As of September 30, 2005, the Company was a Borrower under this credit agreement and was liable for all amounts borrowed and letters of credit issued under it.

11 - SUBSEQUENT EVENTS

On December 21, 2005 the Company sold its container cleaning division to a related party for consideration of $2,774,887. The net book value of the assets sold was approximately $330,000.

On December 9, 2005, the parent company signed a Share Purchase Agreement to sell all of the outstanding shares of PSC Industrial Services Canada Inc. to Newalta Corporation for $110,000,000. The transaction was completed on January 6, 2006 with an effective date of January 1, 2006.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec, but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, except to the extent permitted by the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 — 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 266-6556 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue February 17, 2006

NEWALTA

NEWALTA INCOME FUND

$196,000,000

7,000,000 Trust Units

This short form prospectus qualifies for distribution 7,000,000 trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), an unincorporated open-end mutual fund trust established pursuant to a deed of trust dated January 16, 2003 (the "Deed of Trust") and governed by the laws of the Province of Alberta. The outstanding Trust Units of Newalta Fund are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NAL.UN". On February 14, 2006, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $28.25 per Trust Unit. Newalta Fund has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX. The offering price of the Trust Units offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Sprott Securities Inc., Canaccord Capital Corporation, Scotia Capital Inc. and Orion Securities Inc. (collectively, the "Underwriters").

Price: $28.00 per Trust Unit

	Offering Price	Underwriters' Fee	Net Proceeds to Newalta Fund(1)
Per Trust Unit	$28.00	$1.40	$26.60
Total	$196,000,000	$9,800,000	$186,200,000

Note:

(1) Before deducting expenses of the Offering estimated at $500,000 which will be paid from the general funds of Newalta Fund.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on March 3, 2006, prior to the March 31, 2006 record date for the distribution by Newalta Fund to holders of Trust Units ("Unitholders") payable on April 17, 2006. Accordingly, provided the Offering closes prior to March 31, 2006, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on March 31, 2006 will be eligible to receive the distribution of Newalta Fund payable on April 17, 2006. Subject to applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund also owns all of the issued and outstanding shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. for the purposes of securities regulations in certain provinces. See "Relationship Among Newalta, Newalta Fund and the Underwriters" and "Use of Proceeds".

In the opinion of counsel to Newalta Fund and counsel to the Underwriters, provided Newalta Fund qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Trust Units will, at the date of issue, be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder (the "Regulations") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans"). See "Eligibility For Investment".

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Newalta Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Newalta Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of Newalta Fund, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if Newalta Fund's cash distributions decline in the future and that decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by Newalta Fund (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders. Returns of capital are generally tax-deferred to a Unitholder (but reduce the Unitholder's adjusted cost base in the Trust Units for tax purposes).

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

The head and principal office of each of Newalta Fund and Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9 and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of Newalta Fund for the financial year ended December 31, 2004 dated March 29, 2005 (the "AIF");

(b) Management Information Circular and Proxy Statement of Newalta Fund dated March 29, 2005 relating to the Annual Meeting of Unitholders held on May 17, 2005;

(c) Audited comparative consolidated financial statements of Newalta Fund for the year ended December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2004;

(e) Unaudited comparative consolidated financial statements of Newalta Fund for the three and nine months ended September 30, 2005;

(f) Management's Discussion and Analysis of Newalta Fund for the three and nine months ended September 30, 2005;

(g) Material change report of Newalta Fund dated December 16, 2005 with respect to the acquisition of the outstanding shares of PSC Industrial Services Canada Inc. ("PSC Canada") (the "PSC Material Change Report"); and

(h) Business acquisition report of Newalta Fund dated February 15, 2006 with respect to the acquisition of the outstanding shares of PSC Canada (the "BAR").

Any material change reports, except confidential material change reports, business acquisition reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta, the subsidiaries of Newalta Fund and/or Newalta, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, liabilities associated with acquisitions, dependence of Newalta Fund on senior management and Newalta, the nature of the Trust Units, unlimited liability of Unitholders, income tax treatment of Newalta Fund, the mutual fund trust status of Newalta Fund, government budget proposals, the factors discussed under the headings "Information Respecting Newalta Corporation – Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta Corporation – Risks Related to the Structure of Newalta Fund" contained in the AIF and the factors discussed under the heading "Risk Factors" in this short form prospectus.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Unless otherwise required by law, neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta and Newalta owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("Newalta Industrial"). Each of Newalta and Newalta Industrial is governed by the *Business Corporations Act* (Alberta). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services

Canada Inc. See "Recent Developments – Acquisition of PSC Industrial Services Canada Inc.". The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes of Newalta. Newalta Fund participates in the cash flow from the business carried on by Newalta and Newalta Industrial through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from, and the repayments of principal on, the Notes, dividends, if any, received on, and amounts, if any, received on the repurchase of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance of its cash flow to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month.

BUSINESS OF NEWALTA

Newalta is engaged in the processing and recovery of resalable products from waste materials. Through its three operating divisions, Newalta provides waste management and recycling services in Canada through a network of 56 operating facilities with many of these facilities recently constructed or with substantial capital investments. Newalta currently has approximately 1,500 employees.

Oilfield Division

The oilfield division ("Oilfield") provides the oil and gas industry in western Canada with waste management and recycling services through a network of 29 fixed facilities, four landfills, on-site services, drill site services and project related work. Oilfield specializes in processing oilfield waste material including crude oil emulsion, tank bottoms, drilling waste, drilling mud, completion fluids, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Oilfield also provides custom treating, clean oil terminalling, water disposal, tank washing, drilling mud sales, drilling mud solids control, drilling mud reconditioning, drill cuttings management, drilling waste management and site reclamation services. Activity in Oilfield is driven by crude oil production and drilling activity.

Oilfield had over 1,800 customers, the top 20 of which accounted for approximately 43% of total division revenue in 2005, with no one customer representing more than 7% of such revenue. This division has established strong relationships with its key accounts which are expected to enhance the stability and predictability of future revenues. Newalta currently owns and operates approximately 55% of all of the oilfield waste management facilities (excluding landfills) located in western Canada and presently maintains an approximately 50% market share in waste processing.

In 2005, approximately 47% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 11% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. In a declining crude oil pricing environment, there is an immediate negative impact on Oilfield's revenue and margins from reduced prices received for its recovered and sold crude oil. The impact of declining crude oil prices on volumes of oilfield waste materials received for processing also has an immediate negative effect on revenue and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower netbacks and higher volumes of waste materials generated in heavy oil production as compared to light oil production. With the decline of the heavy oil facilities contribution to total revenue (9% in 2005 from 25% in 1997), Newalta is substantially less sensitive to fluctuations in heavy oil prices.

During 2005, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste streams and expanded centrifugation operations to further penetrate the on-site and drill site market sectors. In 2005, Oilfield operated 75 centrifuges and in management's opinion continues to lead the market in centrifugation technology.

Oilfield generates a significant volume of solid residue from the processing of oilfield waste. Solid residue volume has significantly increased due to growth in the oilfield industry. To improve the management of the residue, this division established and acquired four landfills in Alberta and Saskatchewan (Zama, Elk Point, Swift Current and Fairview) and management expects to continue to expand capacity through the construction of new landfills over the next five years. To maximize its landfill investment and to improve service to key corporate accounts, Oilfield recently expanded service to include third party direct landfill volumes.

In 2004, Oilfield established a drill site centrifuge service through the acquisition of the assets of Coyote Oilfield Rentals (Alta.) Ltd. Subsequent acquisitions in 2005 expanded drill site operations to include drilling waste management, site reclamation, drilling mud sales and drill cuttings management.

In 2005, approximately $89.2 million of capital was invested. Capital expenditures consisted of productivity improvements at several facilities, the addition of centrifuges, acquisitions and maintenance capital. The near term growth strategy of Oilfield is to maximize performance in the base business while continuing to execute low risk growth opportunities in satellites, on-site, drill site and landfills.

Industrial Division

The industrial division ("Industrial") collects industrial wastes from approximately 5,200 customers through a network of 19 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters, oily sludges and industrial wastewaters. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. In 2005, the sale of recycled products accounted for approximately 42% of revenues from this division, with the remaining 58% generated from collection and transportation of wastes. During periods of increasing commodity prices, competition for used oil escalates as industrial fuel customers aggressively source alternative fuel sources, which reduces collection revenue. As Industrial operates a fleet of over 100 collection trucks, rising commodity prices increase transportation fuel costs.

In 2005, approximately $14.2 million of capital was invested. Capital expenditures consisted of productivity improvements at several facilities, addition of centrifuges, acquisitions and maintenance capital. Over the past two years, Industrial has concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Industrial anticipates revenue growth from continued market development focused on the processing of industrial sludges, the expansion of on-site services and the acquisition of complementary businesses.

Central Division

The operations of the central division ("Central") are conducted solely through Newalta Industrial. Central provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of eight facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. This division operates with four integrated service offerings: Waste Management; Transportation and On-site Services; Emergency Response Services and Industrial Cleaning.

Two waste management facilities in Hamilton consolidate, pre-treat and transfer solid, non-hazardous industrial waste to the Taro Landfill. The Taro Landfill, also located in Hamilton, is permitted to receive solid, non-hazardous industrial wastes. This state-of-the-art landfill is one of seven industrial landfills in southern Ontario. The landfill handles approximately 500,000 tonnes of waste per year and has 18 years of remaining life at the current fill rate.

The five Ontario waste transfer and processing facilities located in Barrie, Toronto, Windsor, Brantford and Fort Erie are permitted by the Ontario Ministry of Environment to provide hazardous and non-hazardous waste management services. Their primary function is to collect, consolidate and process industrial wastes from customers in Ontario as well as bordering provinces and states.

Central also operates at certain customer sites and manages all their waste management activities. Under these arrangements, customers' waste streams are outsourced to this division to take advantage of its experience, comprehensive services and integrated facility network.

A comprehensive fleet of specialized service vehicles collects and transports hazardous and non-hazardous industrial wastes to support the facility network. The fleet includes vacuum, lugger and straight trucks. Transportation equipment and staff are based from the service centres. The fleet also provides mobile industrial cleaning services, including high and low pressure washing, power vacuuming, and CO_2 (dry ice) blasting at customers' sites.

The emergency response network operated by Central provides additional services to customers. It is a 24-hour-a-day, 7-day-a-week emergency service for spills, providing containment, cleanup and disposal of dangerous or hazardous materials.

Industrial in-plant maintenance and cleaning services are provided by employees of Central stationed permanently at customers' sites. These services are designed to capitalize on customers' needs for outsourcing and to satisfy their demand for service provider consolidation.

RECENT DEVELOPMENTS

Newalta has acquired and integrated complementary businesses to expand services and to enter new geographic markets. Since 2002, Newalta has acquired 13 businesses, including the following acquisitions since January 1, 2005.

Acquisition of PSC Industrial Services Canada Inc.

On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of PSC Canada for $110 million cash (the "PSC Acquisition"). Headquartered in Hamilton, Ontario, PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. The business is currently operated by Central. See "Business of Newalta – Central Division".

The purchase price for PSC Canada was $110 million, plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital. The PSC Acquisition was financed from credit facilities provided to Newalta by the Banks that consisted of $200 million in extendible revolving term facilities (the "Term Facilities") and a $70 million non-revolving term facility due 180 days from closing (the "Bridge Facility" and collectively, with the Term Facilities, the "Facilities"). See "Material Debt".

The PSC Acquisition and the assets acquired are described in greater detail in each of the PSC Material Change Report and the BAR, each of which have been incorporated by reference into this short form prospectus. The BAR also contains audited annual financial statements of PSC Canada for the year ended December 31, 2004, unaudited comparative interim financial statements for the nine months ended September 30, 2005 and unaudited *pro forma* consolidated financial statements of Newalta Fund after giving effect to the PSC Acquisition.

Acquisition of Assets of GLP Group Inc.

Effective November 1, 2005, Oilfield acquired the drill-site and drilling fluid assets of Calgary-based GLP Group Inc. ("GLP"). The purchase price of $47.5 million consisted of $23.5 million cash and the issuance of 1,167,883 Trust Units at a deemed price of $20.55 per Trust Unit. In addition to the purchase price, $5.4 million of working capital was acquired for cash. Operating out of its facility in Leduc, Alberta, GLP employs 118 people in

two operating units, Unique Oilfield Technology Services ("UNOTEC") and Symco Drilling Fluids ("Symco"). UNOTEC provides comprehensive drill-site waste management systems that have gained wide customer acceptance and currently have approximately 25% of this service market. The systems handle drilling wastes from the point of generation to final treatment and disposal and provide an environmentally sound and efficient waste management service to customers. UNOTEC operated 43 waste management systems. Newalta committed a further $7 million for the delivery of an additional 16 waste management units. Symco develops and supplies oil-based drilling fluids and fluid management programs primarily for gas exploration. The acquired businesses, which are concentrated in the Niton Junction and Grand Prairie, Alberta and Fort St. John, British Columbia areas, complement Newalta's existing facility network. The new businesses are consistent with Newalta's strategy to expand services to existing customers and they are expected to complement Newalta's drill-site centrifuge rental business.

Acquisition of Assets of WasteCo Environmental Services Ltd.

Effective August 1, 2005, Newalta acquired substantially all of the assets of WasteCo Environmental Services Ltd. These operations, with 73 people, provide a broad range of oilfield and industrial waste management services in Alberta, British Columbia and Saskatchewan which complement the existing operations of each of Oilfield and Industrial. The acquisition broadened Newalta's service offering to include turnkey outsourcing of all waste and environmental management services including waste tracking and oilfield site reclamation. The business included three soil treatment operations, two transfer station facilities and two industrial landfill operations. The total purchase price for the acquisition, including $2.7 million of working capital, was $8.1 million in cash.

Additional Acquisitions Completed in 2005

Consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage, during 2005, Oilfield also acquired an oilfield facility near Fox Creek, Alberta and an oilfield waste facility near Plover Lake, Saskatchewan.

During 2005, Industrial acquired a business which provides on-site industrial cleaning, high-pressure washing and tank cleanouts to refineries and petrochemical companies located in Edmonton and Fort Saskatchewan, Alberta. Its specialized fleet included 18 high-pressure industrial wash units and 17 vacuum trucks.

Potential Acquisitions

Newalta has acquired and integrated complementary businesses to expand services and to enter into new geographic markets. Newalta is involved in discussions concerning additional opportunities on a regular basis which individually or collectively could be material. Newalta cannot predict the outcome of the discussions but, as of the date hereof, Newalta has not reached an agreement on any material transaction.

CASH DISTRIBUTIONS

Income of Newalta Fund, which is distributed to Unitholders, is calculated by Newalta and approved by the trustees of Newalta Fund. Newalta Fund distributes distributable income on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

During 2005, distributions paid to holders of Trust Units were increased from $0.125 to $0.165 per Trust Unit (representing an increase of 32%). The following cash and Trust Unit distributions, as the case may be, have been made to Unitholders for the periods indicated.

Record Date	Payment Date	Per Trust Unit	Total	
Distributions declared to Unitholders in 2005			**Cash Distributed**	**Trust Units Issued (1)**
January 31, 2005	February 15, 2005	$0.125	$2,968,732.54	19,714
February 28, 2005	March 15, 2005	0.125	2,969,962.52	19,697
March 31, 2005	April 15, 2005	0.15	3,570,123.38	25,505
April 29, 2005	May 16, 2005	0.15	3,589,053.43	24,266
May 31, 2005	June 15, 2005	0.15	3,615,752.26	24,592
June 30, 2005	July 15, 2005	0.15	3,614,630.85	25,233
July 29, 2005	August 15, 2005	0.15	3,610,952.06	24,347
August 31, 2005	September 15, 2005	0.15	3,613,014.64	24,116
September 30, 2005	October 17, 2005	0.15	3,257,326.36	42,928
October 31, 2005	November 15, 2005	0.15	3,217,640.40	48,020
November 30, 2005	December 15, 2005	0.165	3,857,586.79	37,221
December 31, 2005	January 16, 2006	0.165	3,825,895.61	35,175
Total distributions declared to Unitholders in 2005		**$1.78**	**$41,710,670.84**	**350,814**

Note:

(1) Represents Trust Units issued to participants in the Distribution Reinvestment Plan of Newalta Fund.

Newalta Fund has declared a distribution of $0.165 per Trust Unit payable on March 15, 2006 to Unitholders of record on February 28, 2006. **Purchasers of Trust Units pursuant to the Offering are not eligible to receive the distribution payable on March 15, 2006. Purchasers of Trust Units pursuant to the Offering who continue to own such Trust Units at the close of business on March 31, 2006 will be entitled to participate in the distribution for the month of March 2006, payable on April 17, 2006.**

USE OF PROCEEDS

Repayment of Debt

The estimated net proceeds from the Offering will be approximately $185,700,000 after deducting the fees payable to the Underwriters in respect of such Trust Units and expenses of the Offering, estimated to be $500,000. The net proceeds from the Offering will be used to repay the funds borrowed to complete the PSC Acquisition under the Bridge Facility and pay down outstanding indebtedness under the Term Facilities. See "Recent Developments – Acquisition of PSC Industrial Services Canada Inc.", "Relationship Among Newalta, Newalta Fund and the Underwriters" and "Material Debt".

Capital Budget for 2006

After applying the net proceeds from the Offering to repay a portion of the outstanding indebtedness of Newalta, approximately $56 million of debt will be outstanding under the Term Facilities. The unutilized capacity under the Term Facilities and undistributed cash flow will be used to fund the capital budget of $118 million for 2006, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million of acquisitions of small complementary businesses in western Canada as well as $12.5 million in corporate investments that primarily relate to a new information system being implemented to support the continued growth of Newalta Fund. The remaining $72.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Industrial and Central.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta Fund as at September 30, 2005 and as at December 31, 2005 both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at September 30, 2005 [4]	Outstanding as at December 31, 2005, after giving effect to the PSC Acquisition and before giving effect to the Offering	Outstanding as at December 31, 2005, after giving effect to the Offering and the PSC Acquisition [5]
($000s, other than Trust Unit amounts)				
Long-Term Debt [1][2]................	--	$93,395	$236,379	$50,679
Trust Units[3].............................	unlimited	$185,916 (28,921,615 Trust Units)	$188,761 (29,054,784 Trust Units)	$374,461 (36,054,784 Trust Units)

Notes:

(1) The Facilities are provided to Newalta by the Banks in the total principal amount of $270,000,000. The Term Facilities are provided on an extendible revolving basis and the Bridge Facility is due on July 5, 2006. The Facilities are primarily secured by charges on all present and future property of Newalta and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or American dollars. Borrowings under the Bridge Facility are only available in Canadian dollars. The interest rates payable by Newalta under the Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's then current debt to earnings ratio.

(2) Includes current portion of long-term debt and outstanding letters of credit.

(3) In addition there were 1,611,900 rights to acquire Trust Units outstanding as at February 17, 2006 pursuant to the Trust Unit Rights Incentive Plan of Newalta Fund as described in the Management Information Circular and Proxy Statement dated March 29, 2005 of Newalta Fund.

(4) After giving effect to the acquisition of substantially all of the assets of GLP. See "Recent Developments – Acquisition of Assets of GLP Group Inc.".

(5) After deducting expenses of the Offering estimated at $500,000 and applying the net proceeds from the Offering to repay the funds borrowed to complete the PSC Acquisition under the Bridge Facility with the balance used to pay down outstanding indebtedness under the Term Facilities.

DETAILS OF THE OFFERING AND DESCRIPTION OF TRUST UNITS

The Offering consists of 7,000,000 Trust Units at a price of $28.00 per Trust Unit. Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitles the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of the trustees of Newalta Fund. A special resolution approved by not less than $66^2/_3$% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in order for Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. See also "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership" in the AIF. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust, copies of which may be viewed at the offices of, or obtained from, Newalta Fund.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta Fund or Newalta. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from Newalta Fund, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Newalta Fund to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada), and in some cases the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

MATERIAL DEBT

The Facilities are provided to Newalta by the Banks in the total principal amount of $270,000,000. The Term Facilities are provided on an extendible revolving basis and the Bridge Facility is due on July 5, 2006. The Facilities are primarily secured by charges on all present and future property of Newalta and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or American dollars. Borrowings under the Bridge Facility are only available in Canadian dollars. The interest rates payable by Newalta under the Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's then current debt to earnings ratio. The credit agreement under which the Facilities are made available to Newalta (the "Credit Agreement") contains representations and warranties, covenants and events of default customary for transactions of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis.

The terms of the Credit Agreement and the related documents under which the Facilities are made available to Newalta contain provisions that ensure that the Banks have priority over the Unitholders in respect to the assets and income of Newalta and Newalta Industrial. Amounts due and owing to the Banks under the Facilities must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in an interruption of distributions to Unitholders. See "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta – Debt Service" as set out in the AIF, incorporated herein by reference.

As at February 15, 2006, a total of approximately $172 million was outstanding under the Term Facilities and $70 million under the Bridge Facility. The net proceeds of the Offering will be applied to pay down the entire amount owing under the Bridge Facility and a portion of the amount owing under the Term Facilities. This would leave a total of approximately $56 million outstanding under the Term Facilities following completion of the Offering and no amount owing under the Bridge Facility. The Term Facilities may be redrawn by Newalta in the future to fund capital expenditures or for other corporate purposes.

PLAN OF DISTRIBUTION

Under an agreement dated as of February 15, 2006 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on March 3, 2006, or such other date as may be agreed upon by Newalta Fund and the Underwriters, subject to the terms and conditions contained therein, 7,000,000 Trust Units at a price of $28.00 per Trust Unit for aggregate gross proceeds of $196 million. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $1.40 per Trust Unit issued by Newalta Fund for an aggregate consideration of $9,800,000. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to certain exceptions continued in the Underwriting Agreement, if an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the Underwriters in certain circumstances. The offering price for the Trust Units was determined by negotiation between Newalta, on behalf Newalta Fund, and the Underwriters.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about March 3, 2006 or such other date as Newalta Fund and the Underwriters may agree, but in any event, not later than March 31, 2006.

Newalta Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Newalta Fund has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to Newalta Fund fulfilling all of the listing requirements of the TSX.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc. (after consultation with the Underwriters), on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA FUND AND THE UNDERWRITERS

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc., four of the Underwriters, are subsidiaries of the Banks which are lenders to Newalta, and to which Newalta is presently indebted. Newalta has issued the Notes to Newalta Fund and Newalta Fund also owns all of the Common Shares. As a result of Newalta's indebtedness to the Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. for the purposes of applicable Canadian securities legislation.

As at February 15, 2006, an aggregate of approximately $242 million was outstanding under the Facilities. Newalta has complied with the terms of the Credit Agreement governing the Facilities and none of the lenders thereunder have waived any breach by Newalta of such agreements since its execution. The Term Facilities are secured by, among other things, a debenture over the assets of Newalta. Neither the financial position of Newalta nor the value of the security under the Term Facilities has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Trust Units hereunder and the determination of the terms of distribution were made through negotiations among Newalta, on behalf of Newalta Fund, and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. In 2005, Standard and Poor's announced that securities of income trusts, including the Trust Units, were to be added to the S&P/TSX Composite Index with one-half of the weighting occurring in December 2005 and the balance to occur on March 17, 2006.

The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2006				
February (1 to 16)	30.05	27.25	27.95	737,799
January	29.33	26.25	28.25	1,625,653
2005				
December	29.75	24.54	29.18	1,549,004
November	25.75	19.60	25.10	1,653,588
October	23.00	18.01	20.47	2,018,887
September	24.50	21.50	22.75	1,399,840
August	24.35	22.87	24.10	861,684
July	24.65	21.99	24.25	2,821,680
June	22.90	21.82	22.11	1,672,889
May	24.15	22.00	22.72	1,374,734
April	23.75	21.63	21.70	725,772
March	24.69	21.40	22.75	2,076,498
February	24.64	22.90	23.60	1,243,209
January	23.15	21.66	23.15	940,583

On February 14, 2006, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $28.25 per Trust Unit.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund and Stikeman Elliott LLP, counsel to the Underwriters, (collectively, "Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act, are resident in Canada, deal at arm's length with Newalta Fund and will hold the Trust Units as capital property. Trust Units will generally constitute capital property to a Unitholder unless the Unitholder holds the Trust Units in the course of carrying on a business or is engaged in an adventure or concern in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property may be entitled to so qualify their Trust Units by making the irrevocable election permitted by subsection 39(4) of the Tax Act in respect of the Unitholders' "Canadian securities", within the meaning of the Tax Act. Unitholders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

This summary is not applicable: (i) to a Unitholder that is a "financial institution", as defined in section 142.2 of the Tax Act; (ii) to a Unitholder that is a "specified financial institution", as defined in subsection 248(1) of the Tax Act; and (iii) to a Unitholder an interest in which would be a "tax shelter investment", as defined in section 143.2 of the Tax Act. Any such Unitholders should consult their own tax advisors with respect to an investment in the Trust Units.

This summary is based on the provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative practices and policies of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date of the Offering (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law, whether by judicial or legislative action, or changes in the administrative practices and policies of the CRA. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on such holder's personal circumstances, including the legal characterization of the holder as an individual, corporation, trust or partnership and whether the holder is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing, holding and disposing of Trust Units issued hereunder, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" (as defined by the Tax Act) on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the view that such assumptions are reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

Taxation of Newalta Fund

In each taxation year, Newalta Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income for a taxation year will generally consist of: (i) interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, by it on the Common Shares of Newalta; and (iii) any capital gains realized by it on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative costs, interest, and other expenses incurred by it for the purpose of earning income and 20% of the total issue expenses of the Offering (pro-rated where Newalta Fund's taxation year is less than 365 days), to the extent such expenses were not otherwise deductible in a preceding taxation year.

Under the Deed of Trust, an amount equal to all of the income of Newalta Fund, together with the non-taxable portion of any net capital gains realized by Newalta Fund, but excluding capital gains arising on a distribution of securities upon a redemption of Trust Units which are payable and designated by Newalta Fund to redeeming Unitholders, will be payable in the year to the holders of the Trust Units by way of cash distributions or, in certain circumstances specified in the Deed of Trust, by the issuance of additional Trust Units. Income of Newalta Fund payable to Unitholders, whether in cash or additional Trust Units, will generally be deductible by Newalta Fund in computing its taxable income. The Deed of Trust provides that any capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units may be designated as a capital gain payable to the redeeming Unitholder, and the taxable portion thereof must be included in computing the income of the redeeming Unitholder and will be deductible by Newalta Fund.

For purposes of the Tax Act and in accordance with the Deed of Trust, Newalta Fund will claim the maximum deductions available to Newalta Fund or such lesser amounts as the Trustees may determine to be in the best interests of Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of Newalta Fund to nil. The Deed of Trust also permits Newalta Fund to make various elections to tax income or capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards that can be deducted against any such amounts. Counsel has been advised that it is expected that Newalta Fund will generally not be liable for any material amount of income tax under Part I of the Tax Act in respect of any taxation year.

Taxation of Trust Unitholders

A Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. In addition, any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders.

Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends received from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Amounts that are treated as taxable dividends from taxable Canadian corporations will be subject, among other things, to the normal gross-up and dividend tax credit provisions applicable in respect of Unitholders that are individuals, the refundable tax under Part IV of the Tax Act in respect of Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

The cost to a Unitholder of Trust Units acquired pursuant to the Offering will equal the purchase price of the Trust Units plus the amount of any reasonable costs incurred by the Unitholder in connection therewith. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution will generally be the amount of Newalta Fund's income or capital gains which is paid or payable in respect of the distribution of Trust Units. The cost of Trust Units, whether acquired pursuant to the Offering, on a distribution from Newalta Fund, or otherwise, will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property immediately before such acquisition to determine the adjusted cost base of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by Newalta Fund that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs associated with the disposition.

A Unitholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains in the year of disposition may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, any capital loss arising on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Unitholder except to the extent that a loss on the previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6-⅔% in respect of its aggregate investment income for the year, including taxable capital gains and substantially all the income, other than taxable dividends, distributed to the Unitholder by Newalta Fund.

In general terms, net income of Newalta Fund paid or payable to a Unitholder who is an individual, that is designated as taxable dividends or as net realized taxable capital gains, and taxable capital gains realized on the disposition of Trust Units by a Unitholder who is an individual, may be subject to alternative minimum tax depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the cash redemption price. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the redemption of such Trust Units (which capital gain will be designated and made payable by Newalta Fund to the Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units has been designated and made payable by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes (or other indebtedness) up to the date of transfer, an offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund on a redemption of Trust Units, having regard to their own particular circumstances.

Tax Exempt Trust Unitholders

Subject to the specific provisions of any particular plan and provided that Newalta Fund maintains its status as a mutual fund trust, as defined in the Tax Act, the Trust Units will constitute qualified investments for Exempt Plans. Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, negative tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CRA if they acquire securities which are not a qualified investment.

Exempt Plans will generally not be liable for tax in respect of any distributions received from Newalta Fund or any capital gains realized on the disposition of any Trust Units.

RISK FACTORS

A prospective purchaser of Trust Units should carefully consider the information described in the Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2004 and for the three and nine months ended September 30, 2005 as well as information described under the headings "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta Corporation - Risks Related to the Structure of Newalta Fund" set forth in the AIF, all of which is incorporated by reference in this short form prospectus. In addition to the foregoing, prospective purchasers of Trust Units should consider the other information set forth below or contained elsewhere in this short form prospectus and in the documents incorporated by reference. In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

Integration of PSC Canada into Newalta

The integration of PSC Canada into Newalta may result in significant challenges, and management may be unable to accomplish the integration smoothly or successfully or without spending significant amounts of money. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Any inability of management to successfully integrate the operations, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of Newalta.

General Market Conditions

Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. The business of Newalta is subject to a number of general economic factors, many of which are out of Newalta's control, that may have a material adverse effect on the business, financial condition and results of operations of Newalta. These include recessionary economic cycles and downturns in the business cycles of the industries in which Newalta's customers conduct business, as well as downturns in the principal regional economies where operations are located. Economic conditions may adversely affect the business levels of such customers and the amount of services provided by Newalta.

Taro Landfill Operations

The Taro Landfill has remaining permitted airspace capacity of approximately nine million tonnes, representing a projected operating life of approximately 18 years. There may not be any future expansion possibilities available for this site. If management determines to apply for expansion of the landfill, then the permit governing the landfill would need to be amended. Amendments to permits to expand non-hazardous solid waste landfills have become increasingly difficult, time consuming and expensive to obtain. There is no assurance that Newalta will attempt to obtain an amendment to the permit and, if so, whether such amendment could be obtained on terms acceptable to Newalta.

The loss of third-party disposal customers could reduce Newalta's revenue and profitability. Approximately 90% of the total tonnage received at the Taro Landfill is derived from disposal of waste received from third-party disposal customers of Newalta, and the balance of the tonnage collected directly by Newalta. Accordingly, Newalta will be dependent upon maintaining a certain level of third-party disposal customers at the Taro Landfill in order to be able to continue to operate at profitable levels. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.

There can be no assurance that Newalta will maintain its relationships or continue to provide services to any particular disposal customer at current levels. There can be no assurance that third-party customers will continue to utilize the Taro Landfill and pay rates that generate acceptable margins for Newalta. These decreases could occur if new landfills open, if Newalta or its disposal customers fail to renew their contracts, if the volume of waste disposed of by customers decreases or if Newalta is unable to increase the rates charged to correspond with increasing costs of operations. In addition, new contracts for disposal services entered into by Newalta may not have terms similar to those contained in current arrangements with customers, in which case Newalta's revenue and profitability could decline.

A decrease in the amount of waste disposed of at the Taro Landfill or a decrease in the prices charged by Newalta for disposal at its landfills could have a material adverse effect on the business, financial condition and results of operations of Newalta.

Collected groundwater and leachate at the Taro Landfill is discharged into the City of Hamilton sanitary sewer system. Newalta regularly samples and analyses the contaminants in the wastewater discharged to the sewer and remains in consultation with the City regarding acceptable contaminant concentrations and pretreatment options to improve the quality of the wastewater prior to discharge. The City of Hamilton can impose restrictions if the contaminant levels discharged to the sewer exceed certain levels, which restrictions could adversely affect the financial performance of the operation.

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. In addition, Newalta has material financial obligations to pay closure and post-closure costs in respect of its landfills. Newalta has estimated these costs and made provisions for them, but these costs could exceed Newalta's current provisions as a result of, among other things, any federal, provincial or local government regulatory action including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase Newalta's letters of credit which could increase Newalta's future operating costs and cause its net income to decline.

Labour Unions

The Central division of Newalta has 224 unionized employees, with 10 collective agreements and four unions. One collective agreement expired on February 9, 2006 and Newalta is currently negotiating the terms of a new collective agreement. The remaining collective agreements expire during the period from November 2006 to 2008. Oilfield and Industrial are non-unionized.

Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. The negotiation or renegotiation of these agreements could divert management attention and the terms of any agreements could have a material adverse effect on the business, financial condition and results of operations of Newalta. If Newalta is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, Newalta's operating expenses could increase significantly, which could have an adverse effect on its financial condition, results of operations and cash flows.

Fuel Costs

The price and supply of fuel is unpredictable and fluctuates based on events outside of Newalta's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Newalta will need a significant amount of fuel to run its collection and transfer trucks, and any price escalations or reductions in supply could increase its operating expenses and have a negative impact on its consolidated financial condition, results of operations and cash flows. Newalta will from time to time attempt to offset increased fuel costs through the implementation of fuel surcharges. However, it may not always be able to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. Fluctuations in fuel costs could affect Newalta's operating expenses and results. Newalta does not hedge or otherwise financially mitigate its exposure to fluctuations in fuel costs.

Growth

Newalta's growth strategy will place significant demands on its financial, operational and management resources. In order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. Newalta may not be able to find and train qualified personnel, or do so on a timely basis, expand its operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

Acquisition Strategy

Newalta's growth strategy will depend, in part, on acquiring other waste management or related businesses, which it may be unable to do profitably or at all. The success of this acquisition strategy will depend, in part, on its ability to:

- identify suitable businesses to buy;
- negotiate the purchase of those businesses on terms acceptable to it;
- complete the acquisitions within their expected time frame;

- fund the acquisitions;
- improve the results of operations of the businesses that it buys and successfully integrate their operations into its own; and
- avoid or overcome any concerns expressed by regulators, including competition law concerns.

Newalta may fail to properly complete any or all of these steps. Newalta may not be able to find appropriate acquisition candidates, acquire those candidates that it finds, obtain necessary permits or integrate acquired businesses effectively or profitably. It may also experience other impediments to its acquisition strategy.

Other companies may also be seeking to acquire similar businesses, including companies that may have greater financial resources than Newalta. Increased competition may reduce the number of acquisition targets available to Newalta and may lead to unfavourable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, Newalta may need to change its business strategy.

Newalta's integration plan for acquisitions will contemplate certain cost savings. Unforeseen factors may offset the estimated cost savings or other components of its integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties Newalta encounters in the integration process could interfere with its operations and reduce its operating margins. Even if Newalta is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control, such as market position or customer base. As a result, operating margins could be less than Newalta originally anticipated when it made those acquisitions. It then may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Newalta also cannot be certain that it will have enough capital or be able to raise enough capital by issuing, directly or through Newalta Fund, equity or debt securities or using other financing methods on reasonable terms, if at all, to complete the purchases of the businesses that it wants to buy.

Newalta's acquisitions will also involve the potential risk that it will fail to assess accurately all of the pre-existing liabilities of the operations acquired.

Newalta's increased size means that government regulators, such as competition law regulators in Canada, may examine its acquisitions more closely. These regulators may object to certain purchases or place conditions on them that would limit their benefit to Newalta.

If Newalta is unsuccessful in implementing its acquisition strategy for the reasons discussed above or otherwise, its financial condition and results of operations could be materially adversely affected.

Sales of Additional Trust Units

Newalta Fund may issue additional Trust Units in the future to finance certain of its capital expenditures, including acquisitions. The Deed of Trust permits Newalta Fund to issue an unlimited number of additional Trust Units without the approval of the Unitholders. Any issuance of Trust Units may have a dilutive effect on the purchasers of Trust Units hereby.

Income Tax Matters

There has been considerable debate and consultation in Canada concerning the continued use and expansion of income trusts and other flow-through entities both publicly and from the Department of Finance (Canada). Prior to announcing the recent Federal election, the Minister of Finance announced that the Department of Finance had concluded its consultation process and that no changes to the law governing income trusts and other flow-through entities would be forthcoming, other than to lower the tax rate on dividends paid by Canadian corporations. It is possible that with the new minority federal government, the deliberations concerning income

trusts and other flow-through entities could resume. There can be no assurance that the applicable tax rules would not be changed in the future in a way that could adversely impact Newalta, Newalta Fund and/or Unitholders.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided Newalta Fund qualifies as a mutual fund trust under the Tax Act, the Trust Units will, at the date of issue, be qualified investments for trusts governed by Exempt Plans.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and Newalta and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

MATERIAL CONTRACTS

The following contracts may be material to an investor in Trust Units:

(a) the Deed of Trust;

(b) the note indenture between Newalta and Valiant Trust Company governing the issuance of the Notes; and

(c) the Underwriting Agreement.

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of Newalta Fund, at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, until the expiry of the 30-day period following the date of the final short form prospectus. Copies of each of the foregoing agreements are also available on www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Newalta Fund to which Newalta Fund or Newalta is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to Newalta Fund or Newalta to be contemplated.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

Consent Of Deloitte & Touche LLP

We have read the preliminary short form prospectus of Newalta Income Fund ("Newalta Fund") dated February 17, 2006 relating to the qualification for distribution and sale of 7,000,000 trust units of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the unitholders of Newalta Fund on the consolidated balance sheets of Newalta Fund as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report was dated February 23, 2005.

(SIGNED) "Deloitte & Touche LLP"
Chartered Accountants

Calgary, Canada
February 17, 2006

CERTIFICATE OF NEWALTA FUND

February 17, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NEWALTA INCOME FUND by
NEWALTA CORPORATION, as Administrator

(SIGNED) Alan P. Cadotte
President and Chief Executive Officer

(SIGNED) Ronald L. Sifton
Senior Vice President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(SIGNED) R. Vance Milligan, Q.C.
Director

(SIGNED) R.H. (Dick) Pinder
Director

CERTIFICATE OF THE UNDERWRITERS

February 17, 2006

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

(SIGNED) Michael W. de Carle

RBC DOMINION SECURITIES INC.

(SIGNED) Gordon M. Ritchie

BMO NESBITT BURNS INC.

(SIGNED) Danny C. Mah

SPROTT SECURITIES INC.

(SIGNED) Brian K. Petersen

CANACCORD CAPITAL CORPORATION

(SIGNED) Karl B. Staddon

SCOTIA CAPITAL INC.

(SIGNED) Mark Herman

ORION SECURITIES INC.

(SIGNED) Lee A. Pettigrew

NEWALTA